As filed with the Securities and Exchange Commission on March 30, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
REGULATION CF
OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

C3 Capital, Inc. (dba C3Bullion)
A Colorado Corporation



(The "Company" or "C3B")
Up to $5,000,000 of C3B Shares

(Exact name of issuer as specified in its charter)

Colorado	**1000, 6795 and 7380**	**84-3928340**
State or other jurisdiction of Incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

C3 Capital, Inc. dba C3Bullion
www.C3Bullion.com
(Address, and telephone number of issuer's principal executive offices)

Christopher Werner, Martin Gallon and Julian Rosero
C3Bullion
8400 East Prentice Avenue, Suite 1360
Greenwood Village, CO 80111
Telephone: (920) 207-0100

Simmons Associates, Ltd.
Attn: James R. Simmons, Esq.
155 Main Street, Suite 301
Providence, RI 02903
Telephone: (401) 272-5800
(Name, address, and telephone number, of agent for service)

PART I — NOTIFICATION

ITEM 1. Issuer Information

(a) Exact name of issuer as specified in the issuer's charter: **C3 Capital, Inc., dba C3Bullion**

(b) Jurisdiction of incorporation: **Colorado**

(c) Year of incorporation: **2020**

(d) CIK: **0001827424**

(e) Primary Standard Industrial Classification Code: **1000, 6795 and 7380**

(f) I.R.S. Employer Identification Number: **84-3928340**

(g) Total number of full-time employees: **5**

Contact Information

Address of Principal Executive Offices:

Martin Gallon, Chairman

Email: martin.gallon@comcast.net

C/O Simmons Associates, Ltd.

155 Main Street, Suite 301, Providence, RI 02903

401-272-5800

Telephone: (401) 272-5800

Email: jsimmons@simmonsltd.com

PART II — FORM C OFFERING STATEMENT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
C3 Capital, Inc. dba C3Bullion

Legal status of issuer

Form
C-Corporation
Jurisdiction of Incorporation/Organization
Colorado
Date of organization
January 30, 2020

Physical address of issuer

C3 Capital, Inc. dba C3Bullion
8400 East Prentice Avenue, Suite 1360
Greenwood Village, CO 80111
Mobile: +1(920) 207-0100
www.C3Bullion.com

Website of issuer
https://C3Bullion.com

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
Standard payment processing fee of 2.9% plus $0.30 per donation allows for credit card processing and safe transfer of funds.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
First Democracy VC will receive equity compensation equal to 5.0% of the number of securities sold.

Type of security offered
Convertible Shares ("Shares")

Target number of Securities to be offered
5,000,000 Shares

Price (or method for determining price)
$1.00 per Share

Target offering amount
$5,000,000

Oversubscriptions accepted:
☑ Yes
☐ No
Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Minimum offering amount (if different from target offering amount)
$250,000

Deadline to reach the target offering amount
June 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees 5

	Most recent Period Ended, December 31, 2020	Prior fiscal year-end December 31, 2019
Total Assets	$1,500	$0
Cash & Cash Equivalents	$1,500	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$158,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Colorado, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: **Articles of Incorporation and Bylaws**

EXHIBIT B: **Trinidad Project**

EXHIBIT C: **Convertible Preferred Subscription Agreement**

EXHIBIT D: **Investor Deck**

EXHIBIT E: **Investor Questionnaire**

EXHIBIT A
PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 30, 2021
C3Bullion
Up to $5,000,000 of Convertible Shares ("Shares")

C3BULLION ("**C3BULLION**", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Convertible Shares of the Company (the "**Securities**" or **"Offering"**). Purchasers of Securities are sometimes referred to herein as "Purchasers". The target offering is $5,000,000 (the "**Target Amount**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Minimum Amount of $250,000 by June 30, 2021. The Company is also making concurrent offerings under both Regulation A (the "**A Offering**") and Regulation D (the "**Combined Offerings**"). Unless the Company raises at least the Minimum Amount of $250,000 under the Regulation CF or D Offering or a total of $250,000 under the Combined Offerings (the "Closing Amount") by June 30, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Regulation CF Offering up to $5,000,000 (the "**Maximum Amount**") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 30, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $100 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:
   (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
   (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
   (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
   (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
   (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
   (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 15, 2021. Once posted, the annual report may be found on the Company's website at www.C3Bullion.com.

The Company must continue to comply with the ongoing reporting requirements until:

    (1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at:
https://www.gofundme.com/f/c3bullion?utm_source=customer&utm_medium=copy_link&utm_campaign=p_cf+share-flow-1

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

Contents

FORWARD LOOKING STATEMENTS

Some of the statements in this Offering Statement constitute forward-looking statements. These statements relate to future events or our future financial performance, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "proposed," "yet," "assuming," "may," "should," "expect," "intend," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "will," and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Statement, including in "Risk Factors" and elsewhere, identify important factors that you should consider in evaluating the Company's forward- looking statements. These factors include, among other things:

- The lack of any existing centralized marketplace for securitized metal mining shares and exploratory projects

- Our ability to implement our proposed C3BULLION mining streaming investment business plan;

- National, international and local economic and business conditions that could affect our business;

- Markets for our Convertible Share, if and when the Offering is successfully completed;

- Our cash flows or lack thereof;

- Our operating performance;

- Our financing activities;

- General market conditions effecting blockchain technology-based securities;

- Industry developments affecting our business, financial condition and results of operations;

- Our ability to compete effectively; and

- Governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations by the SEC, States and self-regulatory organizations, including without limitation, FINRA.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future plans, transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Statement or otherwise make public statements in order to update its forward-looking statements beyond the date of this Offering Statement.

DEFINITIONS

Defined terms are capitalized herein. The singular form of any term defined below shall include the plural form and the plural form shall include the singular form. Whenever they appear capitalized in this Offering Circular, the following terms (which may or may not be capitalized in this Glossary) shall have the meanings set forth below unless the context clearly requires a different interpretation:

Act shall mean the Colorado Business Corporation Act , Article VII et. seq., as amended from time to time ("CBCA"), unless a superseding Act governing limited liability companies is enacted by the state legislature and given retroactive effect or repeals this Act in such a manner that it can no longer be applied to interpret this Agreement, in which case Act shall automatically refer to the new Act.

Advance, Advances or Company Loans shall mean a loan made by the Board of Directors or a Shareholder and shall earn eight percent (8%) per annum interest as described in the Articles of Incorporation and Bylaws.

Affiliate or Affiliated shall mean any Person controlling or controlled by or under common control with the Board of Directors or a member of the Board of Directors wherein the Board of Directors (or a member of the Board of Directors) retains greater than fifty percent (50%) control of the Affiliate if an entity.

Agreement or Company Agreement shall mean the written Articles of Incorporation and Bylaws of the Company as to the affairs of the Company and the conduct of its business in any manner not inconsistent with law or the Articles of Incorporation and Bylaws of the Company, including all amendments thereto.

Article when capitalized and followed by a number refers to sections of the Agreement.

Asset or Company Asset shall mean any real or personal property owned by the Company.

Capital Account shall mean the amount of the Shares of a Shareholder in the Company consisting of that Shareholder's original Contribution, as (1) increased by any additional Contributions and by that Shareholder's Shares of the Company Profits, and (2) decreased by any Distribution to that Shareholder and by that Shareholder's share of the Company's Losses.

Capital Transaction shall mean the sale or disposition of a Company Asset.

Certificate of Incorporation shall mean the Articles of Incorporation and Bylaws of the Company filed with the State of Colorado pursuant to the formation of the Company, and any amendments thereto or restatements thereof.

Code shall mean the Internal Revenue Code of 1986, as amended from time to time.

Contribution or Capital Contribution shall mean any money, property, or services rendered, or a promissory note or other binding obligation to contribute money or property, or to render services as permitted in the Act, which a Shareholder contributes to a Company as capital in that Shareholder's capacity as a Shareholder pursuant to an agreement between the Shareholders, including an agreement as to value.

Distributable Cash means all cash of the Company derived from Company operations or Capital Transactions and miscellaneous sources (whether or not in the ordinary course of business) reduced by: (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third party debts and liabilities of the Company during such period, including but not limited to any real estate commissions, property management fees, marketing fees, utilities, closing costs, holding costs, construction costs, etc., incurred by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Board of Directors, in the exercise of sound business judgment, determines to be necessary or desirable as a Reserve Account for the operation of the business and future or contingent liabilities of the Company. Distributable Cash may be generated through either operations or Capital Transactions.

Distribution, Distributions or Cash Distributions means the transfer of money or property by the Company to its Shareholders without consideration.

Economic Interest shall mean a Person's right to Share in the income, gains, losses, deductions, credit, or similar items of, and to receive Distributions from, the Company, but does not include any other rights of a Shareholder, including, without limitation, the right to vote or to participate in management, and any right to information concerning the business and affairs of the Company.

Fee shall mean an amount earned by the Board of Directors as compensation for various aspects of operation of the Company, if applicable, as described in the table "Board of Directors' Fees or Other Compensation" below.

Fiscal Year shall mean the Company's fiscal year, which shall be the calendar year.

Interest, *when capitalized*, or Share shall mean a Shareholder's rights in the Company, collectively, including the Shareholder's Economic Interest, plus any additional right to vote or participate in management, and any right to information concerning the business and affairs of the Company described in the Articles of Incorporation and Bylaws of the Company.

Investor shall mean a prospective Shareholder of the Company who is contemplating the purchase of Shares, prior to admission as a Shareholder.

Losses shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for Federal income tax purposes.

Interest shall mean the incremental dollar amount established by the Board of Directors for sale of the Shares pursuant to this Offering, which Shareholders purchase in order to become Shareholders of the Company. Note: Shares issued by the Company are "personal property" and not "real property" Shares, thus, may be ineligible for exchange under federal tax law or "1031 exchange" rules.

Majority of Shares shall mean Shareholders holding more than fifty percent (50%) of the Shares.

Maximum Dollar Amount shall mean Five Million Dollars ($5,000,000) and is the maximum amount of Capital Contributions that will be accepted from Shareholders pursuant to this Offering.

Minimum Dollar Amount shall mean Five Hundred Thousand Dollars ($500,000) and is the minimum amount of Shares that must be raised before impounds may be broken (i.e., Investor funds can be used by the Company) to advance operations.

Minimum Investment Amount shall mean the minimum investment required of an Investor (other than the Board of Directors or its members,) for admission to the Offering. For purposes of this Offering, the Minimum Investment Amount is One Hundred Dollars ($100), or purchase of One Hundred (100) Shares at One Dollar ($1.00) per Share; however, the Board of Directors reserves the right to take less than the Minimum Investment Amount in order to achieve the Minimum or Maximum Dollar Amount of the Offering.

Non-U.S. Person shall mean a Person who is not a U.S. Citizen, not a legal U.S. Resident, or not living in the United States.

Offering shall mean the offer for sale of Shares in the Company in exchange for a Percentage Interest in the Company, pursuant to this Offering Circular.

Offering Period shall mean the amount of time, or any extension or reinstatement thereof, specified by the Board of Directors during which a Person may invest in Shares in the Company and thereby become a Shareholder. The Board of Directors retains the right to terminate the Offering Period at any time.

Organization Expenses shall mean legal, accounting, and other expenses incurred in connection with the formation of the Company.

Company shall refer to C3 Capital, Inc. doing business as C3Bullion, a Colorado corporation.

Percentage Interest shall be the percentage interests of the Shareholders as determined in accordance with the Articles of Incorporation and Bylaws of the Company.

Person means an individual, Company, limited Company, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

Profits shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for Federal income tax purposes.

Reserves or Working Capital and Reserves shall mean, with respect to any fiscal period, funds set aside, or amounts allocated during such period to reserves that shall be maintained in amounts deemed sufficient by the Board of Directors for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

Unreturned Capital Contributions means all Contributions made by a Shareholder less any unreturned capital.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

RISK FACTORS

Please consider the following risk factors and other information in this offering circular relating to our business and prospects before deciding to invest in our Shares.

This offering and any investment in our Shares involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this offering circular before deciding whether to purchase our Shares. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed, and you may lose all or part of your investment.

The Company considers the following to be all known material risks to an investor regarding this offering. The Company should be viewed as a high-risk investment and speculative in nature. An investment in our Shares may result in a complete loss of the invested amount. Please consider the following risk factors before deciding to invest in our Shares.

Financial Projections. The Pro Forma Financial Projections included in the Business Plan are based upon what the Company believes to be reasonable assumptions concerning certain factors affecting probable future operations of the Company. Despite these future projections, no assurances can be made that these projections will prove to be accurate, and Shareholders are cautioned against placing excessive reliance on such projections in deciding whether to invest in the Company. In particular, market conditions and capital costs are very volatile, and may cause the Company to seek additional capital or alternative forms of capital. In turn, this could result in a dilution of an Investor's ownership interest in the Company.

Arbitrary Offering Price. The offering price of $1.00 per Share has been arbitrarily set by the Company and is not based upon earnings, operating history, assets, book value, or any other recognized criteria of value. No independent opinion has been obtained in the determination of the offering price.

GENERAL

RISKS RELATED TO OUR BUSINESS:

Our Company is in the Development Stage, is not generating revenue and has a limited operating history.

The Company is in the development stage and faces all of the risks and uncertainties associated with a new and unproven business. Our future is based on an unproven business plan with no historical facts to support projections and assumptions. The Company is not currently generating revenues and does not expect to generate revenue until it enters into the commercial phases of marketing its products contemplated herein. There can be no assurance that the Company will ever achieve revenues or profitability. The Company's operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a pre-revenue business. Our lack of a significant and relevant operating history makes it difficult to manage operations and predict future operating results.

Our business is difficult to evaluate because we have limited operating history.

Potential Investors should be aware of the difficulties generally encountered by an enterprise with limited operating history. These difficulties include, but are not limited to, marketing, competition and unanticipated costs and expenses. Because of our lack of operating history, limited revenues or earnings and limited assets, there is a risk that we will be unable to operate. The cost of operating our business is high because of the costly nature of the operations, facilities, and other infrastructure and supplies. Although we intend to expand operations and grow, our capital is limited and for the near future, it is likely that we will sustain operating expenses without corresponding revenues. There can be no guarantee that we will be able to successfully develop our operations and services.

We may be unable to obtain market acceptance to expand our operations.

We shall require significant expenditures, management resources and time to develop our operations and services. There can be no assurance that we shall be successful in gaining market acceptance of our strategies and services.

We may experience significant fluctuations in our operating results.

Our revenues and operating results may fluctuate due to a combination of factors. In order to remain competitive within the industry, we must maintain and keep up to date with new advances in mining operations. Consequently, it is highly uncertain what our operating results will be in the near future. Our revenues and operating results may also fluctuate based upon the number and extent of potential financing activities. Thus, there can be no assurance that we will be able to reach profitability on a quarterly or annual basis.

RISKS RELATED TO OUR BOARD OF DIRECTORS:

Our success depends upon the Board of Directors, the loss of whom could disrupt our business operations.

We depend upon the services of Martin Gallon, Julian Rosero and Christopher Werner. The loss of services of Mr. Gallon, Mr. Rosero or Mr. Bolanos could disrupt our operations.

Our Board of Directors will have substantial influence over our operations and control substantially all of our business matters.

The Board of Directors includes Martin Gallon, Julian Rosero and Christopher Werner. They are responsible for conducting and managing our day-to-day operations. We rely completely upon the judgment of such three people in making business decisions on matters which require the judgment of the Board of Directors.

We are dependent upon attracting and retaining highly skilled personnel.

We believe our future success will depend largely upon our ability to attract and retain highly skilled management, consultants, and advisors in the following areas: operations, sales and marketing and finance. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel. The inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly consultants providing research and development, marketing, and chartering operations services, could have a material adverse effect upon our business, results of operations and financial condition.

Our Board of Directors will have discretion with respect to certain items in the Use of Proceeds from this Offering.

Our Board of Directors intends to use the proceeds substantially as stated in the "Use of Proceeds" section of this Offering Circular. Notwithstanding the foregoing, our management has the right, in its sole and absolute discretion, to vary the use of the proceeds.

There can be no assurance that our Board of Directors' use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants, and personal investment advisors prior to making any decision to invest in the Company.

As is the case with any business, particularly one with limited operations, it should be expected that certain expenses unforeseeable to our management at this juncture will arise in the future.

RISKS RELATED TO OUR SHARES:

The Shares being offered pursuant to this Offering Circular are not registered with the Securities and Exchange Commission.

The Shares being offered pursuant to this Offering Circular have not been registered pursuant to the 1933 Act or under the securities laws of any state ("blue sky" laws). They are offered pursuant to an exemption from registration under the 1933 Act in reliance upon intended compliance with the provisions of Section 4(2) of the 1933 Act and Regulation A thereunder. The Shares which we shall issue will not be restricted and can be freely traded, but only after qualification by the S.E.C. Accordingly, the Shares may not be sold, pledged, hypothecated, donated or otherwise transferred, whether or not for consideration, unless the Shares are qualified or unless an exemption from registration applies. Although the Shares will not be registered in various states, we shall comply with the registration or other qualification requirements concerning the offering of securities in each state in which the Shares will be offered. In addition to restrictions under federal laws, the Shares purchased in one state cannot be sold, transferred, pledged, or hypothecated in another state unless an exemption under state securities law applies.

There is no present market for the Shares, and there can be no assurance that any will develop. We are not presently a reporting company under either Section 13(a) or 15(d) of the 1934 Act and therefore, we do not presently file any reports with the SEC. We can give no assurance that we will ever become a reporting company. In addition, there can be no assurance if, and when, a public market will develop and whether our Shares will be able to be resold either at or near their original offering price. Investors should understand that the Shares are not liquid and may have little or no value if an Investor desires to liquidate his or her investment in the Shares. Accordingly, the Shares should not be purchased by anyone who requires liquidity or who cannot afford a complete loss of his investment.

The lack of liquidity and significant risks associated with an investment in our company makes the purchase of the Shares suitable only for an Investor who has substantial net worth, who has no need for liquidity with respect to this investment, who understands the risks involved and has reviewed these risks with his or her legal and investment advisors, and who has adequate means of providing for his or her current and foreseeable needs and contingencies.

The Subscription Price of the Shares pursuant to this Offering has been arbitrarily determined.

We have arbitrarily determined the Subscription Price of the Shares and such Subscription Price should not be construed as indicative of the value of the Shares. We can give no assurance that any of the Shares, if transferable, could be sold for the Subscription Price or for any other amount.

We have never paid dividends on our Shares.

We have never paid any dividends on our Shares. Although our management intends to pay cash dividends on our Shares, there can be no assurance that we shall have sufficient earnings to pay any dividends with respect to our Shares. Moreover, even if we have sufficient earnings, we are not obligated to declare dividends with respect to our Shares. The future declaration of any cash or stock dividends shall be in the sole and absolute discretion of the Board of Directors and shall depend upon our earnings, capital requirements, financial position, general economic conditions, and other pertinent factors. It is also possible that the terms of any future debt financing may restrict the payment of dividends. To date, no dividends have been paid on our Shares and we presently intend to retain earnings, if any, for the development and expansion of our business.

We may issue more Shares in future offerings, which will result in substantial dilution to our Shareholders.

Our Articles of Incorporation and Bylaws of the Company authorizes the issuance of a maximum of 50,000,000 Common Shares of the Company. Any additional offerings of Common Shares effected by us may result in substantial dilution in the percentage of our Company Shares held by our then existing stockholders. Moreover, the Company Shares issued in any such offering may be valued upon an arbitrary or non-arm's-length basis by our Board of Directors, resulting in an additional reduction in the percentage of Company Shares held by our then existing shareholders. To the extent that additional Shares of the Company are issued, dilution of the interests of our stockholders will occur and the rights of the holders of Company Shares might be materially adversely affected.

As a result of this offering, there will be immediate dilution.

The purchasers of the Shares being offered hereby shall incur an immediate and substantial dilution in the pro forma net tangible book value of the Shares after the Offering of approximately $2.00 per Share from the Subscription Price of $5.00 per Share if 4,000,000 Shares offered hereby are purchased.

Factual Data

The information which we have set forth in this Offering Circular was obtained from our Board of Directors, who will benefit substantially from the transactions contemplated herein. Such information necessarily incorporates significant assumptions as well as factual matters. There can be no assurance that such information is complete or accurate.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY:

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing and volatile U.S., European and global economic environment, and any of which may cause our stock price to fluctuate. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. A delay in the recognition of revenue, even from just one account, may have a significant negative impact on our results of operations for a given period. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, as has occurred recently and at other times in the past, or if the guidance we provide to the market falls below the expectations of investors or securities analysts, as has occurred recently and at other times in the past, the price of our Shares could decline substantially. Such a stock price decline could occur and has occurred recently and at other times in the past, even when we have met our publicly stated revenue and/or earnings guidance.

In addition to other risks listed in this "Risk Factors" section, factors that may affect our operating results include, but are not limited to:

- seasonal fluctuations in demand for our services. For example, many companies in our industry experience adverse seasonal fluctuations in production, particularly in the first and third quarters; we have experienced these seasonal fluctuations in the past and expect that this trend will continue in the future;
- fluctuations in production cycles and operations for our services;
- reductions in operator's budgets for mining operations and management purchases and delays in their operating cycles;
- general economic or political conditions in our domestic and international markets, including the deficit spending and government debt issues surrounding the U.S. and Eurozone economies;
- unpredictability in the development of mining operations, or adjacent markets, or a slowdown or reversal of growth in these markets, and including any markets that we enter as a result of acquisitions;
- limited visibility into operator's spending and operating plans;
- changing market conditions, including current and potential operator consolidation;
- operator or partner concentration;
- the timing of recognizing revenue in any given quarter as a result of revenue recognition accounting rules, including the extent to which sales transactions in a given period are unrecognizable until a future period or, conversely, the satisfaction of revenue recognition rules in a given period resulting in the recognition of revenue from transactions initiated in prior periods;
- the successful operations of our portfolio in the timeframes we anticipate, including the number and size of operations, and in each quarter;
- delays in operator or partner operating cycles in response to our introduction of new projects and operating transitions;
- our ability to realize the anticipated benefits of any strategic transaction undertaken by us, including any acquisition, divestiture, Company, commercial agreement, or investment;
- any significant changes in the competitive dynamics of our markets, including new entrants or substantial discounting of projects;
- our ability to control costs, including our operating expenses and the costs of the businesses we purchase;
- our ability to timely and effectively implement, and realize the anticipated benefits of, any restructuring plans;
- any component shortages or price fluctuations in our supply chain;
- any decision to increase or decrease operating expenses in response to changes in the marketplace or perceived marketplace opportunities;
- our ability to derive benefits from our investments in operations, collaborative efforts, marketing, engineering, or other activities;
- our ability to successfully work with partners on combined solutions, including with respect to mineral extraction validation, marketing, selling and support;
- unpredictable fluctuations in our effective tax rate due to the geographic distribution of our worldwide earnings or losses, disqualifying dispositions of stock from the employee stock purchase plan and stock options, changes in the valuation of our deferred tax assets or liabilities, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles, or interpretations thereof; and
- the effects of natural disasters, including any effects on our supply chain or on the willingness of our projects or

prospective mining operators to make capital commitments.

Adverse economic conditions make it difficult to predict revenues for a particular period and may lead to reduced mining operations spending, which would harm our business and operating results. In addition, turmoil in credit markets during economic downturns increases our exposure to our operator's and partners' credit risk, which could result in reduced revenue or increased write-offs of accounts receivable.

Our business depends on the overall demand for precious metals, and in particular for the mining operations and the other markets in which we operate, and on the economic health and general willingness of our current and prospective partners, both enterprises and government organizations, to make capital commitments.

These government organizations include non-U.S. as well as U.S. federal, state, and local organizations. In some quarters, sales to government organizations have represented, and may in the future represent, a significant portion of overall sales. If the conditions in the U.S. and global economic environment, including the economies of any international markets that we serve, remain uncertain or continue to be volatile, or if they deteriorate further, our business, operating results, and financial condition would likely be materially adversely affected. For example, U.S. government deficit spending and debt levels, as well as actions taken by the U.S. Congress relating to these matters, could negatively impact the U.S. and global economies and adversely affect our financial results. In addition, our financial results could be negatively impacted by the continuing uncertainty surrounding, or any deterioration relating to, the debt levels or growth prospects for Eurozone economies.

Economic weakness, operator financial difficulties and constrained spending on mining initiatives have resulted, and may in the future result, in challenging and delayed sales cycles and could negatively impact our ability to forecast future periods. In addition, the markets we serve are emerging and the operations involve material changes to established operating patterns and policies. In addition, our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short-term. Uncertainty about future economic conditions makes it difficult to forecast operating results and to make decisions about future investments. Weak or volatile economic conditions would likely harm our business and operating results in a number of ways, including spending reductions among mining operations and prospects, longer sales cycles, lower prices for our operations and reduced production. A reduction in information technology spending could occur or persist even if economic conditions improve. In addition, any increase in worldwide commodity prices may result in higher component prices and increased shipping costs, both of which may negatively impact our financial results.

Many of our operators and partners use third parties to finance their operations. Any freeze, or reduced liquidity, in the credit markets may result in operators either delaying or entirely foregoing planned exploitation or extraction of our operations if they are unable to obtain the required financing. This would result in reduced revenues, and our business, operating results and financial condition would be harmed. In addition, these partners' ability to pay for equipment already purchased may be adversely affected by any credit market turmoil or an associated downturn in their own business, which in turn could harm our business, operating results, and financial condition.

We face intense competition that could reduce our revenue and adversely affect our financial results.

The market for production of precious metals is highly competitive and we expect competition to intensify in the future. Other companies may introduce new financing models and innovative strategies in the same markets we serve or intend to enter.

This competition could result, and has resulted in the past, in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition.

Many of our current or potential competitors have longer operating histories, greater name recognition, larger operator bases and significantly greater financial, technical, sales, marketing, and other resources than we do. We also face competition from a large number of smaller private companies and new market entrants.

We expect increased competition from our current competitors as well as other established and emerging companies if our market continues to develop and expand. In addition, some of our competitors have made acquisitions or entered into collaboration agreements or other strategic relationships with one another to offer a more comprehensive operating solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical, and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of streamlining mining operations, price, sales and marketing programs, technology, or product functionality. Continued industry consolidation may adversely impact operators' perceptions of the viability of smaller and even medium-sized technology companies and consequently operators' willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results, and financial condition.

Our international operations subject us to additional risks that may harm our operating results.

We expect to continue to add personnel in additional countries. Our international operations make us subject to various U.S. and international laws and regulations, including those relating to antitrust, data protection, and business dealings with both commercial and governmental officials and organizations. Our international sales and operations subject us to a variety of additional risks, including:

> • the difficulty and cost of managing and staffing international offices and the increased travel, infrastructure, legal, and other compliance costs associated with multiple international locations;
> • difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;
> • tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our operations in certain foreign markets;
> • the effects of any political instability on the general willingness of our current and prospective partners to make capital commitments;
> • unfavorable changes in tax treaties or laws; and
> • increased exposure to foreign currency exchange rate risk.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully, or to comply with these laws and regulations, could harm our operations, reduce our sales, and harm our business, operating results, and financial condition. For example, in certain foreign countries, particularly those with developing economies, certain business practices that are prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act, may be more commonplace. Although we implement policies and procedures with the intention of ensuring compliance with these laws and regulations, our employees, contractors, and agents, as well as channel partners involved in our international sales, may take actions in violation of our policies. Any such violation could have an adverse effect on our business and reputation.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

Foreign currencies periodically experience rapid fluctuations in value against the U.S. dollar. Any foreign currency devaluation against the U.S. dollar increases the real cost of our products to our operators and partners in foreign markets where we sell in U.S. dollars, which has resulted in the past and may result in the future in delayed or cancelled purchases of our products and, as a result, lower revenues. In addition, this increase in cost increases the risk to us that we will be unable to collect amounts owed to us by such operators or partners, which in turn would impact our revenues and could materially adversely impact our business and financial results. Any devaluation may also lead us to discount our prices more aggressively in foreign markets in order to maintain competitive pricing, which would negatively impact our revenues and gross margins. Conversely, a weakened U.S. dollar could increase the cost of local operating expenses and procurement of raw materials to the extent we purchase components in foreign currencies.

We are investing in engineering, operations, services, and infrastructure, and these investments may achieve delayed or lower than expected benefits, which could harm our operating results.

We intend to continue to add personnel and other resources to our engineering, sales, operations, services and infrastructure functions as we focus on developing new operations, growing our market segments, capitalizing on existing or new market opportunities, increasing our market share, and enabling our business operations to meet anticipated demand. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception, both organically and through acquisitions of complementary businesses and operations and anticipate that further significant expansion will be required. This growth is expected to continue to place significant demands on our management, infrastructure, and other resources. To manage our growth, we need to hire, integrate, and retain highly skilled and motivated employees. We will also need to continue to improve our financial and management controls, reporting systems, and procedures.

We are subject to various regulations that could subject us to liability or impair our ability to operate.

Our operations are subject to a variety of government regulations, including export controls, import controls, environmental laws, laws relating to the use of conflict minerals, and required certifications. For example, our metals are subject to export controls of the U.S. and other countries and may be exported outside the U.S. and other countries only with the required level of export license or through an export license exception, because we incorporate encryption technology into our products. Any change in regulations, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or operations targeted by such regulations, could result in decreased use of our services by, or in our decreased ability to export or sell our services to, existing or potential operators with international operations. We must comply with various and increasing environmental regulations, both domestic and international, regarding our operations. Failure to comply with these and similar laws on a timely basis, or at all, could have a material adverse effect on our business, operating results, and financial condition.

We are exposed to risks from legislation requiring companies to evaluate internal control over financial reporting.

The Sarbanes-Oxley Act requires that we test our internal control over financial reporting and disclosure control and procedures. Moreover, if we are not able to comply with the requirements of Section 404 in the future, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock may decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market's Global Select Market, the SEC or other regulatory authorities, which would require significant additional financial and management resources.

Changes in financial accounting standards may cause adverse unexpected revenue fluctuations and affect our reported results of operations.

A change in accounting policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New pronouncements and varying interpretations of existing pronouncements have occurred with frequency and may occur in the future. Changes to existing rules, or changes to the interpretations of existing rules, could lead to changes in our accounting practices, and such changes could adversely affect our reported financial results or the way we conduct our business.

We may have exposure to greater than anticipated tax liabilities.

Our provision for income taxes is subject to volatility and could be adversely affected by nondeductible stock-based compensation, changes in the research and development tax credit laws, earnings being lower than anticipated in jurisdictions where we have lower statutory rates and being higher than anticipated in jurisdictions where we have higher statutory rates, transfer pricing adjustments, not meeting the terms and conditions of tax holidays or incentives, changes in the valuation of our deferred tax assets and liabilities, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, like other companies, we may be subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our results of operations.

If we fail to successfully manage our exposure to the volatility and economic uncertainty in the global financial marketplace, our operating results could be adversely impacted.

We are exposed to financial risk associated with the global financial markets, including volatility in interest rates and uncertainty in the credit markets. Additionally, instability and uncertainty in the financial markets, as has been recently experienced, could result in the incurrence of significant realized or impairment losses associated with certain of our operations, which would reduce our net income.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our Shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Our business is subject to the risks of earthquakes, fire, floods, pandemics, and other natural catastrophic events, and to interruption by manmade problems such as computer viruses, break-ins, or terrorism.

Our main operations are located in regions known for severe earthquakes and flooding. A significant natural disaster, such as an earthquake or a flood, could disrupt our operations and therefore harm our business, operating results, and financial condition. A natural disaster could also impact our ability to operate and deliver our products to operators, or provide support to our operators, any of which would harm our business, operating results, and financial condition.

Any of these incidents could result in both legal and reputational costs. Natural disasters, acts of unrest or terrorism or war could also cause disruptions in our or our operators' business, our domestic and international markets, or the economy as a whole. To the extent that such disruptions result in delays or cancellations of operator orders or the deployment of our products, our business, operating results, and financial condition would be adversely affected.

Unregistered Brokers/Agents. The Company may utilize finders, agents, and brokers to seek potential Shareholders. Depending on the locations of and activities conducted by such persons or entities, certain laws may require that they be registered with the Commission, state authorities, or foreign authorities. The Company intends only to utilize registered finders, agents, and brokers, or work with persons and entities it believes (or has been informed) do not need to be registered. If the Company uses finders, agents, or brokers that should be registered but are not, the Company may be liable to return investment monies and for other fines and penalties. In addition, the securities exemptions that the Company is relying upon may be made unavailable. In either case, the Shareholders may lose all or a portion of their investment.

Forward-looking Statements May Prove Materially Inaccurate. The statements contained in this Offering Circular that are not historical facts are forward-looking statements within the meaning of the Federal securities laws. These forward-looking statements are based on current expectations, beliefs, assumptions, estimates, and projections about the industry and locale in which the Company's hotel, fitness facility and spa will be operated. Words such as "expect", "anticipate", "intend", "plan", "believe", "seek", and "estimate", variations of such words, and other similar expressions, identify such forward-looking statements. Forward-looking statements contained in this Offering Circular, or other statements made for or on behalf of the Offering either orally or in writing from time to time, are expressly **not** guarantees of future performance, and involve certain risks, uncertainties, and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

While forward-looking statements in this Offering Circular reflect the Company's estimates and beliefs, they are not guarantees of future performance. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

Such Shareholders May Be Subject to the Bad Actor Provisions of Rule 506(d). Regulation D, Rule 506(d) was adopted by the SEC under the JOBS Act on September 23, 2013. Rule 506(d) pertains to Shareholders ("covered persons") who acquire more than 20% of the voting (equity) interests in companies seeking an exemption from securities registration under Rule 506. If such Shareholders have been subject to certain "disqualifying events" (as defined by the SEC), are required to either: a) disclose such events to other Shareholders (if they occurred before September 23, 2013); or b) own less than twenty percent (20%) of the voting (equity) Shares in the Company (if they occurred after September 23, 2013), and c) and they may not participate in management or fundraising for the Company. Disqualifying events are broadly defined to include such things as criminal convictions, citations, cease and desist or other final orders issued by a court, state or federal regulatory agency related to financial matters, Shareholders, securities violations, fraud, or misrepresentation.

Shareholders or other covered persons who do not wish to be subject to this requirement should: a) acquire less than twenty percent (20%) of the voting Shares in the Company (or ensure that the Shares they acquire are non-voting), and b) abstain from participating in management or fundraising for the Company. Covered persons have a continuing obligation to disclose disqualifying event both: a) at the time they are admitted to the Company, and b) when such disqualifying event occurs (if later), for so long as they are participating in the Company. Failure to do so may cause the Company to lose its Rule 506 securities exemption.

RISK FACTORS INVOLVING INCOME TAXES:

Lack of Board of Directors Rights
The Company will be managed exclusively by the Board of Directors. Shareholders will have no opportunity to control the day-to-day operation, including investment and disposition decisions, of the Company. The Board of Directors will have sole and absolute discretion in structuring, negotiating, purchasing, financing, and eventually divesting investments on behalf of the Company. The Board of Directors and its affiliates will make all acquisition decisions and the Shareholders will not have the right to evaluate for themselves the merits of particular investments prior to the Company's making such investments.

Lack of Operating History
Although members of the Board of Directors' management team and other key personnel of the Board of Directors have had extensive experience investing in the mining industry market, the Company, the Board of Directors is newly formed entities with no operating history upon which to base an investment decision or evaluate the Company's likely performance. In addition, the Company is subject to all of the business risks and uncertainties associated with any new business, including the risk that it will not achieve its investment objectives and that the value of an interest in the Company could decline substantially or even result in a total loss.

Litigation
In the ordinary course of its business, the Company may be subject to litigation from time to time. The outcome of such proceedings may materially adversely affect the value of the Company and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of the Board of Directors' time and attention, and such time and resources devoted to such litigation may, at times, be disproportionate to the amounts at stake in such litigation.

Liability for Return of Distributions
If the Company is otherwise unable to meet its obligations (including Company tax and indemnification obligations), the Partners may, under applicable laws or applicable provisions of the Company Agreement, be obligated to return cash distributions previously received by them to the extent such distributions are deemed to constitute a return of their capital contributions or are deemed to have been wrongfully paid to them. In addition, a Partner may be liable under applicable U.S. federal and state bankruptcy or insolvency laws to return a distribution made by the Company with respect to an investment that becomes subject to bankruptcy or insolvency proceedings.

Risks Related To Co-Investments and Joint Ventures
The Company will seek to expand the number of assets/projects it can acquire by enlisting financial partners who co-invest with the Company or alternatively by investing with other sponsors (collectively, "co-investors"). If the Company is unable to find other suitable equity co-investors, the Company will either choose to make a different investment or restructure the amount of its equity investment in a given project. Lack of co-investors may reduce the number of projects that Company can acquire or invest into, which in turn would result in less diversification and more uncertainties associated with any new business, including the risk that it will not achieve its investment objectives and that the value of an interest in the Company could decline substantially or even result in a total loss in the event of underperformance by any one of the projects.

Delayed Execution

Working with co-investors or joint venture partners may create timing issues related to the acquisition, dis- position or management of the Company's investments. The internal decision-making process of co-investors or joint venture partners may result in delays that cause lost opportunities and hamper the Company's performance. A failure to perform by a co-investor or joint venture partner may cause the Company to incur meaningful Broken Deal Expenses. A failure to perform by a co-investor or joint venture partner, whether due to bankruptcy of the co-investor or joint venture partner or otherwise, may lead to a failure to perform by the Company. Such a result may reduce the Company's credibility in the market and make it more difficult to acquire desirable properties with negative consequence for the returns associated with an investment in the Company. In addition, the bankruptcy of a co-investor or joint venture partner would likely adversely affect the Company's ability to implement its investment strategy with respect to affected properties due to, among other things, the difficulties and delays associated with dealing with a bankruptcy trustee and failures by such co-investor or joint venture partner to make its share of capital contributions.

Limited Control

The Company and any co-investor or joint venture partner would likely form a special purpose entity to own any co-investment. The Company may have limited management authority with respect to such entity and therefore limited ability to affect the success or failure of such investment undertaken with co-investors or joint venture partners. The Board of Directors expects that appropriate rights will be negotiated to protect the Company's interests. Nevertheless, such co-investor or joint venture partner may be in a position to take (or block) action in a manner contrary to the Company's investment objectives. Such investments may also give potential risk of impasse on decisions because neither the Company nor the co-investor or joint venture partner would have certain controls over the Company or joint venture.

Loss of Promoted Interest

The Company expects to receive 50% of any carried interest earned on a co-investor's or joint venture partner's investment. There are no guarantees, however, that such carried interests will be realized.

Co-investors or joint venture partners may have the right to remove the Company as a co-manager or sponsor for "cause" events. In the event of the Company's removal, the Company would lose its promoted interest in the co-investors' or joint venture partners' investment with potentially adverse economic consequences to the Company.

Disagreements with Co-Investors and Joint Venture Partners

The Company, on the one hand, and its co-investors or joint venture partners, on the other hand, may not be able to agree on matters relating to the assets/projects owned by the co-investment or joint venture vehicle. Although dispute resolution mechanisms may be in place, including buy-sell provisions, the Company may not have sufficient resources to exercise its purchase rights or other remedies, which may have negative consequences for the Company.

Senior Equity

From time-to-time the Company may co-invest with a provider of senior equity. In this structure the Company equity and return of investment will be subordinate to the senior equity. If the investment does not perform as expected the Company may be adversely affected.

Additional Liabilities

Actions by co-investors or joint venture partners might, among other things, result in subjecting property owned by a co-investment or joint venture vehicle to liabilities in excess of those contemplated by the terms of the agreement governing the co-investment or joint venture exposing the Company to liabilities of the co-investment or joint venture vehicle in excess of its proportionate share of such liabilities or having other adverse consequences for the Company.

RISKS AT THE INVESTMENT LEVEL

Uncertain Nature of Mining Investments
The Company will be subject to all of the risks incident to ownership and financing of mining interests therein, many of which relate to the general illiquidity of mining investments. These risks include, but are not limited to:

- changes in general or local economic conditions;
- changes in interest rates and the availability of permanent financing which may render the purchase, sale or refinancing of a project difficult or unattractive, and which may make debt service burdensome;
- federal or local economic or controls; and
- floods, earthquakes, hurricanes, and other acts of God, acts by terrorists, and other factors beyond the Company's control.

The Company can provide no assurance that any project will be successful. Problems may be encountered after the purchase, including increased capital costs, delayed development schedules and operational problems or delays.

It is possible the Company would not control mineral rights on the property it purchases. The value of assets/projects owned by the Company may be adversely affected if the owner of such rights chooses to exercise them.

Failure to complete a contemplated transaction may incur Broken Deal Expenses and a loss of capital that may be substantial. The Company may risk its capital in an attempt to acquire assets/projects, including non-refundable "earnest money" deposits and/or loan commitment fees. Failure to complete a transaction may be due to many factors, including information discovered during due diligence, failure to obtain debt or equity financing, and other events both within the Company's knowledge and control and out of the Company's knowledge or control.

Interest Rate and Hedging Risks
The Company's performance may be adversely affected by a fluctuation in interest rates if it utilizes variable rate financing and fails to employ an effective hedging strategy to mitigate such risks, including engaging in interest rate swaps, caps, collars, floors and other interest rate contracts, and buying and selling interest rate futures and options on such futures. Should the Company elect to borrow at a variable interest rate and to employ such a hedging strategy (and it will be under no obligation to do so), the use of these instruments to hedge a portfolio carries certain risks, including the risks that losses on a hedge position will reduce the Company's earnings and funds available for distribution to Partners and that such losses may exceed the amount invested in such instruments. Even if used, hedges may not perform their intended purposes of minimizing and offsetting losses on Company investments.

Portfolio Acquisition and Multi-Step Transaction Risks
The Company may acquire multiple assets in a single transaction. Portfolio acquisitions are more complex and expensive, however, than single asset acquisitions, and the risk that a multiple asset acquisition will not close may be greater than in a single asset acquisition. A seller may require that a group of assets be purchased as a package, even though one or more of the assets in the portfolio does not meet the Company's investment criteria. In such cases, the Company may attempt to make a joint bid with another buyer that may default on its obligations, or the Company may purchase a portfolio of assets with the intent to dispose subsequently of those assets that do not meet its criteria. There is no guarantee, however, that the Company will successfully dispose of such assets not meeting its investment criteria or that it will be able to dispose of them on terms favorable to the Company.

In the event that the Company chooses to effect a transaction by means of a multi-step acquisition, there can be no assurance that all of such required steps can be successfully consummated. This could possibly result in the Company owning a significant real estate investment without having working control over the assets or access to its cash flow to service debt incurred in connection with the acquisition and without being able to dispose of such position at prices equal to or greater than its purchase price.

Follow-on Investments
The Company may be called upon to provide follow-on funding for its investments or have the opportunity to increase its investment in an investment. There can be no assurance that the Company will wish to make follow-on investments or that it will have sufficient funds to do so. Any decision by the Company not to make follow-on investments or its inability to make them may have a substantial negative impact on the Company's investments in need of such additional funding and/or

may diminish the Company's ability to influence such investment's future development.

Losses from Uninsured Liabilities or Casualty
Certain types of insurance (covering events of a catastrophic nature, such as earthquakes, floods, acts of terrorism or relating to soils movement or subsidence due to mining activity) may not be available or may only be available at rates that, in the Company's opinion, are prohibitive. In the event that an uninsured disaster occurs, the Company could suffer a loss of the capital invested in, as well as anticipated profits from, the damaged or destroyed property. If the loss involves a liability claim, the loss may extend to the other assets of the Company.

Minority Investments
Although the Company expects to originate most, if not all, of its investment opportunities, attractive opportunities may be brought to the Company by other sponsors. These sponsors may have economic or business interests or goals that are inconsistent with or diverge from the Company. When co-investing with other sponsors, the Company's control over an investment may be limited. Consequently, the Company may have limited ability to protect the value of the Company's investment. *See also "Risks Related to Co-Investments and Joint Ventures" above.*

Investments Longer than Term
The Company may make investments that may not be advantageously disposed of prior to the date the Company is required to be dissolved, either by expiration of the Company's term or otherwise. Although the Board of Directors may extend the term of the Company, the Company may have to sell or otherwise dispose of investments at a disadvantageous time.

RISK FACTORS INVOLVING THIS OFFERING

Authority of the Board of Directors
Shareholders will not have any rights as lenders or creditors of the Company and only limited rights as Shareholders of the Company. In addition, under the Company Agreement, except through representatives on the Advisory Committee (which will have limited voting authority on certain matters), Shareholders will have no voting rights on any matter concerning the Company other than potential amendments to the Company Agreement.

Subject to limited oversight by the Advisory Committee, the Board of Directors is vested with complete and exclusive authority to control and manage the Company (although it will engage the Investment Manager to manage certain aspects of the Company's business), including: authority to purchase, lease and sell mining projects; borrow and repay loans on behalf of the Company; enter into joint ventures and relationships with co-investors; establish cash reserves; make cash distributions to Shareholders; and other functions, all without consulting with or obtaining the approval of any Shareholder, but in all cases, subject to the terms of the Company Agreements.

Timing of Distributions
The Board of Directors has absolute discretion in determining whether there is cash of Gold Bullion available for distributions. The Board of Directors may determine that some or all of the amounts received by the Company are needed to pay expenses and liabilities of the Company or to establish and maintain cash reserves for other purposes, including subsequent re-investment in assets/projects. Accordingly, there is no assurance that sufficient cash or Gold Bullion be available to make distributions. In addition, the Board of Directors may, in its sole discretion, retain cash or Gold Bullion otherwise available for distribution for any purpose for which the Board of Directors is then permitted to call capital. The Company's income will be taxable to Shareholders in the year earned, even if cash or gold is not distributed. While the Company intends to make distributions sufficient to cover the tax liability associated with an investment in the Company, there can be no assurance that the Company will have sufficient cash or gold reserves to make such distributions. Consequently, Shareholders may owe taxes with respect to income generated by investment in the Company even though the Company has not made any distributions related to such income.

Restrictions on Transferability; No Market for Shares
The Shares are subject to substantial restrictions on transferability. A Shareholder may not transfer Shares without the consent of the Board of Directors. Transferees must be "accredited investors" as defined in Rule 501(a) of Regulation D under the Securities Act and "qualified clients" as defined in Rule 205-3 under the Advisers Act. A Shareholder may not transfer Shares if such transfer would have a material adverse effect on the Company or any of the portfolio investments, including adverse tax or regulatory consequences. In addition, no Shareholder may transfer Shares, if such transfer might

violate the terms of the loans secured by the property in which the Company will invest.

The Company is a private company and there is no public market for the Shares, and it is unlikely that any such market will develop in the future. Additionally, the Company Agreement of the Company contains significant restrictions on the transferability of Shares. Therefore, a potential investor must consider the Shares as a long-term investment lacking in liquidity and should provide for his, her or its financial needs independent of this investment. A potential investor should read the Company Agreement carefully to understand all of its provisions and restrictions on the transferability of Shares. Because it is likely that no market for the Shares will develop, a potential investor must expect to bear the economic risk of an investment in the Shares for an indefinite period.

Limitation of Liability of the Board of Directors

The Company Agreements will set forth the circumstances under which the Indemnified Parties are to be excused from liability to the Company or the Shareholders for damages or losses that the Company or the Partners may incur by virtue of any such person's performance of services for the Company. As a result of these provisions, the Company and the Shareholders may have a more limited right of action in certain cases against these persons than they might otherwise have. Additionally, in the event that a claim is made against any of the Indemnified Parties, such persons may be entitled to be indemnified by the Company, in which case the assets of the Company would have to be used to indemnify such persons for amounts incurred in connection with such claim.

Required Withdrawal

The Board of Directors, in its sole and absolute discretion, may require a Shareholder to withdraw from the Company if such Shareholder's continued participation in the Company would: (a) result in a violation of the Securities Act or any comparable state law by the Company; (b) require the Company to register as an investment company under the Investment Company Act; (c) result in a termination of the Company's status as a Company for tax purposes; (d) result in a violation of any law, rule or regulation by the Company, the Board of Directors, the Investment Manager, their respective officers, directors, employees, shareholders, partners, managers, members or any affiliate thereof; (e) cause the Company to be deemed a "publicly-traded Company" as such term is defined in Section 7704(b) of the Internal Revenue Code of 1986, as amended (the "Code"); (f) cause the Company to hold "plan assets" as described under the regulations issued by the Department of Labor at Section 2510.3-101 of the Code of Federal Regulations; or (g) likely result in a material adverse effect on the Company or any of its affiliates, any investment or any prospective investment due to any law or governmental regulation to which the Company is subject.

Dilution from Subsequent Closings

Shareholders that are admitted or increase their Commitments after the Initial Closing will generally participate in existing investments of the Company, thereby diluting the Shares of existing Partners therein. Although such Shareholders will contribute their *pro rata* share of previously-made Capital Contributions (plus interest thereon), there can be no assurance that this payment will reflect the fair value of the investments at the time such additional subscriptions for Shares are made.

Securities Act Considerations

The Shares are offered hereby as a private placement and have not been registered with the SEC under the Securities Act in reliance upon the exemptions contained in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. As a result, the Shares may not be resold or otherwise transferred without registration with the SEC or the availability of an exemption therefrom.

Pursuant to recent amendments to Rule 506 of Regulation D, if certain "covered persons" (which includes the issuer, any affiliated issuers, certain officers of the issuer, any beneficial owners of 20% or more of the Company's outstanding voting equity securities (calculated on the basis of total voting power rather than on the basis of ownership of any single class of securities), the investment manager, any compensated solicitors and certain other persons) become subject to a "disqualifying event" (as described in Rule 506(d)(1) of Regulation D), the Company may be subject to certain adverse consequences. In the event that a Shareholder that is a covered person is subject to a disqualifying event that occurred after September 23, 2013, the Board of Directors may take such equitable measures as it may determine, such as the mandatory transfer of all or a portion of such Shareholder's interest in the Company.

Investment Company Act Considerations

The Company intends to operate so as not to be required to register as an investment company under the In- vestment Company Act and, accordingly, investors in the Company will not generally be afforded the protections of the Investment Company Act applicable to registered investment companies. The Company intends to rely on the exclusion from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, but may, from time to time, seek to qualify under other exclusions or exemptions to the Investment Company Act, which may require the Company to impose additional transfer restrictions or other restrictions on the Company to satisfy the requirements of such other exclusions or exemptions. If the Company is deemed to be an investment company and therefore is required to register as such under the Investment Company Act, such requirement could prohibit the Company from operating in its intended manner and could have a material adverse effect on the Company.

Compliance with Anti-Money Laundering Rules and Regulations

As part of the Board of Directors' responsibility for the prevention of money laundering under the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (the "PATRIOT Act") and similar laws in effect in foreign countries and in response to increased regulatory concerns with respect to the sources of funds used in investments and other activities, the Board of Directors may request prospective and existing Shareholders to provide documentation verifying, among other things, such Shareholder's identity and the source of funds used to purchase such Shareholder's Interest in the Company. The Board of Directors may decline to accept a subscription if this information is not provided or on the basis of such information that is provided. Requests for documentation and additional information may be made at any time during which a Shareholder holds an Interest in the Company. The Board of Directors may be required to provide this information, or report the failure to comply with such requests, to appropriate governmental authorities, in certain circumstances without notifying the Shareholders that the information has been provided.

The Board of Directors will take such steps as it determines are necessary to comply with applicable law, regulations, orders, directives, or special measures. Governmental authorities are continuing to consider appropriate measures to implement at this point and it is unclear what steps the Board of Directors may be required to take; however, these steps may include prohibiting a Shareholder from making further contributions to the Company, depositing distributions to which a Shareholder would otherwise be entitled into an escrow account or causing the mandatory withdrawal of a Shareholder's Interest in the Company.

U.S. Commodity Exchange Act

None the Board of Directors nor any of its affiliates has registered with the Commodity Futures Trading Com- mission ("CFTC") as a commodity pool operator ("CPO") and will operate the Company as an "exempt pool" in accordance with CFTC Rule 4.13(a)(3) because of the Company's limited trading in commodity interests. As such, the Board of Directors would not be required to deliver a Disclosure Document (as defined in, and required under, CFTC regulations) or a certified annual report to investors in the Company or to comply with most of the other disclosure, reporting and recordkeeping requirements of the U.S. Commodity Exchange Act.

This Memorandum will not be required to be, and will not be, filed with the CFTC. The CFTC does not pass upon the merits of participating in the Company or upon the adequacy or accuracy of this Memorandum. Consequently, the CFTC will not review or approve this offering, this Memorandum, or any other offering memorandum relating to the Company.

FCPA Considerations

The Board of Directors and the Company intend to comply with the U.S. Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, the Company may be adversely affected because of its unwillingness to participate in transactions that present undue risk under such laws or regulations.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the United Kingdom has recently significantly expanded the reach of its anti-bribery laws. Despite the Board of Directors' efforts to ensure compliance with the FCPA, such efforts may not in all instances prevent violations. In addition, an issuer, seller, or other counterparty with which the Board of Directors transacts business, or their affiliates may engage in activities that could result in FCPA violations that implicate the Company. Any determination that the Board of Directors, the Investment Manager or the Company has violated the FCPA or other applicable anti-corruption laws or anti-bribery laws could subject it to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect the Company's business prospects and/or financial position, as well as the Company's ability to achieve its investment objective and/or conduct its operations.

AIFMD

The Company is an "alternative investment fund" ("AIF") and the Investment Manager is an "alternative investment fund manager" ("AIFM") for the purposes of the European Union's Alternative Investment Company Managers Directive ("AIFMD").

AIFMD imposes restrictions upon the marketing of Shares to prospective investors domiciled or with a registered office in a jurisdiction which is in the European Economic Area ("EEA"). If Shares in the Company are marketed to such investors, the Investment Manager will have to comply with certain provisions of AIFMD, as well as any additional obligations imposed by individual jurisdictions of the EEA into which Shares in the Company are marketed. Compliance with such obligations will increase the costs and expenses associated with operating the Company.

Prospective investors domiciled or with a registered office in the EEA should be aware that AIFMD may re- strict the extent to which such an investor would be able to make a "secondary" sale of a Share to a third party that is also domiciled or with a registered office in the EEA.

Risk Factors Involving Income Taxes

The Board of Directors Will Not Obtain an IRS Ruling. The Company will elect to be treated as a Company for Federal income tax purposes. The Board of Directors has determined not to obtain a ruling from the Internal Revenue Service (IRS) as to the tax status of the group.

Registration as a Tax Shelter. The Company may be required to register with the Internal Revenue Service as a "tax shelter."

Tax Liability May Exceed Cash Distributions from Operations. As a result of decisions of the Board of Directors in operating the Company, which may require the suspension of Cash Distributions due to a need to maintain a higher level of cash Reserves, along with other events, there is a risk that, in any tax year, the tax liability owed by a Shareholder will exceed its Cash Distribution in that year. As a result, some or all of the payment of taxes may be an out of pocket expense of the Shareholder.

Tax Liability May Exceed Cash Distribution on Property Disposition. There is a risk that on the disposition of a Property, the tax liability of the Shareholder may exceed the Distributable Cash available. In the event of an involuntary disposition of the Company, there is the possibility of a Shareholder having a larger tax liability than the amount of cash available for Distribution at the time of the event, or at any time in the future.

Risk of Audit of Shareholder's Returns. There is a risk that an audit of the Company's records could trigger an audit of the individual Shareholder's tax records.

Risk That Federal or State Income Tax Laws Will Change. There is a risk associated with the possibility that the Federal or State income tax laws may change affecting the projected results of an investment in the Company. There is a possibility that in the future Congress may make substantial changes in the Federal tax laws that apply to the Company and its Shareholders.

Risk That Income Tax Returns May Not Be Timely Prepared. If the Company is unable to prepare and deliver its Federal or State income tax returns in a timely manner the Shareholders may be forced to file an extension on their individual income tax returns and may incur a cost to do so, including possible penalties to the Federal and State governments. If the Company is unable to prepare and deliver the Federal or State income tax returns at all, the Shareholders may be required to incur additional expenses in employing independent accountants to complete the returns.

Losses Limited to Amounts at Risk. The extent to which a Shareholder may utilize losses from the Company will be limited to the amount the Shareholder is found to be "at risk" with respect to the Company.

Limitations on Use of Passive Losses. Losses from a passive activity are not allowed to offset other types of income, such as salary, active business income, and "portfolio income," and may offset income only from other passive activities. The Company anticipates that most of the net income (if any) allocated to the Shareholders may be used by the Shareholders to offset the "passive activity losses," if any, of the Shareholders.

Risk of Including Foreign Shareholders. The Company may accept Subscriptions from Non-U.S. Persons, in which case there is a risk that: the proper tax withholding amounts will not be withheld or paid by the Non-U.S. Person as required by the Foreign Investor in Real Property Tax Act of 1980 (FIRPTA) and that the Company could remain liable for a Non-U.S. Person's individual tax liabilities to the IRS. There is a further risk that a Non-U.S. Person Investor could be named on the list of Specially Designated Nationals, Blocked Persons, or Sanctioned Countries or Individuals, which, if undiscovered, could result in an enforcement action against the Company by the U.S. Department of the Treasury and/or other federal agencies. In order to mitigate these possibilities, the Board of Directors will conduct due diligence on each Non-U.S. Person it considers admitting to the Offering and will attempt to determine whether there are any security restrictions on its admission at the time of its Subscription. Further, if the Board of Directors admits Non-U.S. Persons to the Offering, the Board of Directors will employ a C.P.A. versed in international investments on which it will rely to calculate and remit the appropriate withholding amounts. At the time of publication of this Memorandum, the Board of Directors was not contemplating including any specific Non-U.S. Persons as Shareholders in the Offering.

Duties of Board of Directors to the Shareholders; Indemnification

The duties the Board of Directors owes to the Company and the other Shareholders include the duty of care, the duty of disclosure and the duty of loyalty, and the fiduciary duties of a partner to a Company and its other partners, as set forth in the LPA. This is a rapidly developing and changing area of the law and the Shareholders who have questions concerning the duties of the Board of Directors should consult with their legal counsel.

A Shareholder has a right to expect that the Board of Directors will do the following:

- **Use its best efforts when acting on the Shareholder's behalf,**
- **Not act in any manner adverse or contrary to the Shareholder's interests,**
- **Not act on its own behalf in relation to its own interests, and**
- **Exercise all of the skill, care, and due diligence at its disposal.**

In addition, the Board of Directors is required to make truthful and complete disclosures so that the Shareholders can make informed decisions. The Board of Directors is forbidden to obtain an advantage at the expense of any of the Shareholders, without prior disclosure to the Company and the Shareholders.

This indemnification will provide the Shareholders with a more limited right of action against the Board of Directors than they would have if the indemnification were not in the Agreement. This provision does not include indemnification for liabilities arising under the Securities Act of 1933, as, in the opinion of the Securities and Exchange Commission ("SEC"), such indemnification is contrary to public policy.

Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RISKS RELATED TO THE MARKET FOR OUR INTERESTS:

There has been only a limited public market for our Shares and an active trading market for our Shares may not develop following this offering.

There has not been any broad public market for our Shares, and an active trading market may not develop or be sustained. Shares of our Shares may not be able to be resold at or above the initial public offering price. The initial public offering price of our Shares has been determined arbitrarily by management without regard to earnings, book value, or other traditional indication of value. Our Shares may trade below the initial public offering price following the completion of this offering.

The market value of our Shares could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Shares following the completion of this offering, the extent of institutional investor interest in us, the general reputation of companies in the IT industry and the attractiveness of their equity securities in comparison to other equity securities, our financial performance and general stock and bond market conditions.

At such time as determined by our management after the initial closing of this Offering we intend to contact market makers and apply to have the Shares quoted on the NASDAQ Capital Market or OTCQB. The OTCQB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter securities. The OTCQB does not have any listing requirements per se; to be eligible for quotation on the OTCQB, issuers must remain current in their filings with the SEC or applicable regulatory authority. If we are not able to pay the expenses associated with our reporting obligations, we will not be able to apply for or continue quotation on the OTCQB. Market makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCQB that become delinquent in their required filings may be removed following a 30 to 60-day grace period if they do not make their required filing during that time. We cannot assure that our OTCQB application will be accepted or approved and the Shares listed and quoted. As of the date of this Offering Circular, there have been no discussions or understandings between us or anyone acting on our behalf, with any market maker regarding participation in a future trading market for the Shares. If we are not able to list the Shares, we intend to apply to have such securities listed on the OTC Pink marketplace, an interdealer quotation system. There is no assurance that the Shares will be listed on the OTC Pink marketplace and that such application, if filed, will be accepted. If no market ever develops for the Shares, it will be difficult for investors to sell any Shares purchased in this Offering. In such a case, investors may find that they are unable to achieve any benefit from their investment or liquidate the purchased Shares without considerable delay, if at all. In addition, if the Shares fail to be quoted on a public trading market, they will not have a readily discernable quantifiable value and it may be difficult, if not impossible, to ever resell the Shares, resulting in investors not being able to realize any value from their investments.

The market price and trading volume of our Shares may be volatile following this offering.

Even if an active trading market develops for our Shares, the trading price of our Shares may be volatile. In addition, the trading volume in our Shares may fluctuate and cause significant price variations to occur. If the trading price of our Shares declines significantly, you may be unable to resell your Shares at or above the public offering price.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Shares include:

- actual or anticipated variations in our quarterly operating results or dividends;

- changes in our funds from operations or income estimates;

- publication of research reports about us or the mining industry;

- changes in market valuations of similar companies;

- adverse market reaction to any additional debt we incur in the future;

- additions or departures of key management personnel;

- actions by institutional stockholders;

- speculation in the press or investment community;

- the realization of any of the other risk factors presented in this offering circular;

- the extent of investor interest in our securities;

- investor confidence in the stock and bond markets, generally;

- changes in tax laws;

- future equity issuances;

- failure to meet income estimates; and

- general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their Shares. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our Shares.

Our Shares are "Penny Stock," which impairs trading liquidity.

Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our Shares and investors may find it difficult to sell their Shares. Trades of our Shares will be subject to Rule 15g-9 of the SEC which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established operators and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The SEC also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the operator with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the operator's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the operator orally or in writing prior to effecting the transaction and must be given to the operator in writing before or with the operator's confirmation.

If you invest in this offering, you will experience immediate dilution.

We expect the initial public offering price of our Shares to be higher than the pro forma net tangible book value per share of our outstanding Shares. Accordingly, if you purchase Shares of the Company in this offering, you will experience immediate dilution of approximately $2.00 in the pro forma net tangible book value per share of Shares. This means that investors who purchase Shares of the Company will pay a price per share that exceeds the pro forma net tangible book value of our assets after subtracting our liabilities.

Future issuances of debt securities and equity securities may negatively affect the market price of Shares of our Company and, in the case of equity securities, may be dilutive to existing stockholders.

In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and Shares that may be issued in exchange for common units and equity plan Shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common Company shareholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional Shares issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), warrants or options, will dilute the holdings of our existing limited Company shareholders and such issuances or the perception of such issuances may reduce the market price of Shares of our Shares. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to limited Company shareholders.

As an "Emerging Growth Company" any decision to comply with the reduced disclosure requirements applicable to emerging growth companies could make our Shares less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and, for as long as we continue to be an "emerging growth company," we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

- In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to opt into the extended transition period for complying with the revised accounting standards.

Our status as an "Emerging Growth Company" under the JOBS Act of 2012 may make it more difficult to raise capital.

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D.

So long as our common Shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common Shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common Shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) offering circular, and periodic reports we file there under.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Offering Statement includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and its management and management's interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events. Such forward-looking statements include statements regarding, among other things:

- potential governmental regulations relating to or that may impact the international agricultural export industry;
- increased costs or exposure to liability as a result of changes in laws or regulations applicable to the international agricultural export industry;
- general volatility of the capital and credit markets and the market price of our commonstock;
- exposure to litigation or other claims;
- loss of key personnel;
- the risk that we may experience future net losses;
- risks associated with breaches of our data security;
- failure to obtain necessary outside financing on favorable terms, or at all;
- risks associated with future sales of our common stock by existing shareholders or the perception that they intend to sell substantially all of the shares of our common stock that theyhold;
- risks associated with the market for our common stock; or
- any of the other risks included in this Offering Statement, including those set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business."

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "will," "shall," "may," "should," "expect," "anticipate," "estimate," "believe," "intend," "plan," or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including the ability to raise sufficient capital to continue the Company's operations. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Offering Statement generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Registration Statement will in fact occur.

Prospective investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company's business. The projections, estimates and expectations are presented in this Offering Statement only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on the officers of the Company's own assessment of its business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Prospective investors should not make an investment decision based solely on the Company's projections, estimates or expectations.

DETERMINATION OF OFFERING PRICE

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, any historical earnings or net worth. In determining the offering price, management considered such factors as the prospects, if any, for similar companies, anticipated results of operations, present financial resources and the likelihood of acceptance of this offering. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares. We cannot assure you that a public market for our securities will develop or continue or that the securities will ever trade at a price higher than the offering price.

DESCRIPTION OF BUSINESS AND PLAN OF OPERATION

C3B STREAMING INVESTMENT OBJECTIVES AND POLICIES

Acquire and Dispose of Shares
The investment objectives and policies of the Company include advancing operations in such a manner as to produce a return on investment for its Shareholders.

Provide Shareholders with Investment Opportunities
The Company policy is to advance and grow operations on behalf of its Shareholders.

Provide Shareholders with Limited Liability
One of the specific investment Company objectives is to provide the Shareholders with limited liability for events and/or actions of the Board of Directors. The Company policy is to form and operate the Company in such a manner as to afford liability protection to the outside assets of the Shareholders to the extent allowed under the company laws of The United States.

Anticipated Holding Periods
The investment objective is to grow the Company for at least five years prior to sale or initial public offering, at which time it will be sold, and the proceeds distributed. However, the Board of Directors will continually explore opportunities for resale, which may occur earlier than the projected hold time. If market conditions preclude favorable disposition of the Company at the projected time, the life of the Company may be extended, and operations of the Company will need to continue until more favorable market conditions occur and the Company can be sold.

Provide Cash Distribution to Shareholders
An investment objective of the Company is to generate Distributable Cash from operations, in USD or Gold Bullion at the option of the Share, for Distribution to the Shareholders. The Board of Directors anticipates that Cash Distributions will be made from the operations or sale of the Company and held in respective USD or Gold Bullion accounts.

Allow Shareholders Minimal Involvement in Board of Directors
An investment objective of the Company is to provide the Shareholders an investment that requires minimal involvement. The Company policy will be for the Board of Directors to make all decisions on behalf of the Company.

Martin Gallon, Julian Rosero, and Christopher Werner are the Board of Directors members of the Company and shall manage all business and affairs of the Company unless it is removed for Good Cause (as defined in the Bylaws) or resigns. The Board of Directors shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Board of Directors shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Board of Directors are described in the Bylaws.

Keep Shareholders Apprised of Company Affairs
The Board of Directors intends to furnish Shareholders periodic financial status reports for the Company. The Board of Directors will prepare an annual information package that it will attempt to deliver by December 31st each year. The annual information package may include such things as an annual operations update, financial statements, and a copy of the Company tax return, as applicable.

The Board of Directors intends to conduct periodic teleconferences and/or email updates with the Shareholders, as the Board of Directors deems necessary, to keep them apprised about affairs involving the Company. The Board of Directors will be available to answer questions during normal business hours via telephone or email.

DESCRIPTION OF THE COMPANY

Overview of C3Bullion Business

C3B has developed a unique streaming investment strategy that will back the shares with gold bullion at the discretion of the investor.

The Investment Process of C3B will consist of several phases:

1) **Initial Investment Phase**: We will be sourcing near production and producing mining deals in the need of working capital mainly in the North Americas (or other developed continents like Australia or Europe)
2) **Mining Investment Phase**: We will deploy the capital into a diversified pool of pre-production mining deals.
3) **Production Phase**: We will receive streaming assets (both precious metals and base metals in raw form), then work with established and reputable refineries to subsequently trade those assets into certified gold bullion.
4) **Stacking and Storing Phase**: at this point, C3B shareholders will start receiving into their custodian account the certified gold bullion to match its token.

During the initial investment phase, C3B shareholders will deposit fiat currency which will eventually serve as the funding amount to enter into streaming deals. In order to keep the total value of C3B exposed to the price of gold, we will divide C3B assets into a portfolio of cash and physical bullion (at C3B custodian segregated account) at a ratio of 20-80% respectively, with a +/- 5% cash buffer.   All cash value will be exposed to the price of gold via the purchase of gold futures contracts.

As C3B identifies streaming transactions and invests into these deals, gold bullion at the custodian will be sold and, to maintain 100% of the NAV exposed to the price of gold, more gold futures contracts will be purchased. Eventually, as we invest the full amount of available cash, which sits in physical bullion, the Net Asset Value ("NAV") of C3B will mostly be cash and long gold futures contracts.

As C3B enters the production phase of each mining deal, certified physical gold will start filling C3B custodian account back with certified gold.   Given the dynamics of a streaming contract, over the next few years, each shareholder can expect to be fully backed in gold bullion and then be surpassed and hold more bullion in the Share relative to the initial investment unit.   We plan to maintain C3B shareholders are informed on what the token "unit" amount will be at all points in time.

Redemption Process

C3B shareholders will maintain the option to redeem their Shares into physical bullion.   While we will likely require a period of time for shareholders to wait for redemption, we also expect to open the redemption window once streaming assets start hitting the C3B custodian account.   All redemption requests will have a specific notification period that will depend on the streaming timeline C3B will be facing.

Mining Investment Criteria

We will maintain a strict investment criterion and diligence strategy aimed at late-stage pre-production mining opportunities that C3B can invest in and can be summarized by the following guidelines:

- Target investments are focused mainly on public companies trading in the TSX/TSXV with geographical locations mainly in North America. C3B will consider Australia and Developed Europe on an opportunistic basis

- Target investment size of $500k - $2M per transaction, $1M investment on average

- Strong management team with proven successful track record

- Completed NI43-101 or JORC Resource statement, Preliminary Economic Assessment (PEA), and / or Feasibility Studies

- Stage of Development: Pre-production or near-production development stage with permitting in place

- Funding Mechanisms:

  - Convertible debentures

  - Streaming and Royalty opportunities

  - Senior secured debt

  - Opportunistic equity investments

C3B Downside Protection

- *C3B* will invest in convertible debt type structures and will aim to minimize risk and protect the downside scenario via a combination of multiple mechanisms:

- Invest mainly in publicly traded companies with good management teams in place with strong successful track record

- Will obtain a senior secured lending position and a security blanket on all assets (PP&E and resource / reserves) with at least a 2.5-3x LTV

- Will eventually require junior miners to obtain captive insurance (through a separate C3 captive insurance Co in Bermuda) to cover cash flow should production targets not be met in the agreed established amount of time

C3B Investment Options

C3B investors can be exposed to its streaming/royalty business model through two different alternatives:

- Cash Option – investors participate in C3B streaming model on a cash basis (any physical streaming assets are received on a USD basis) and can expect the fund Net Asset Value ("NAV") as follows:

Revenue Model	Gross NAV Calculation
Loan Interest	Cash Dividend +
Streaming Assets	Cash Dividend +
Equity Options Value	Cash Dividend =
Total	**Gross Cash NAV**

- Gold Option – investors participate in C3B streaming model on a gold basis (all physical streaming assets as well as any cash USD components are traded into gold bullion), will have an option to redeem its assets into gold bullion (or cash), and can expect the NAV as follows:

Revenue Model	Gross NAV Calculation
Loan Interest	Traded into Gold Bullion +
Streaming Assets	Gold Bullion +
Equity Options Value	Traded into Gold Bullion =
Total	**Gross Gold NAV**

Understanding Streaming/Royalty Transactions and its effect on C3B

During initial investment, C3B will define its "Unit" value, which will be marked as the number of Gold Ounces equivalent for each shareholder (i.e., 1 oz .999 Gold per Share). The "Unit" definition will be updated to reflect new Ounces of Gold that C3B streaming deals provide into C3B's custodian.

C3B will be an asset and revenue-backed Share/Token and is defined as a Precious Metal "unit":

- During initial investment, the "Unit" will be defined as the number of Gold Ounces equivalent for each shareholder (i.e., 1 oz .999 Gold per Share)

- The "Unit" definition will be updated to reflect new Ounces of Gold that C3B streaming deals provide into C3B's custodian

  - For example: assuming C3B enters into an agreement with a gold producer that will provide each shareholder 0.2 oz of gold per year for the life of the mine (15+ years), the Share value for the next 3 years will be defined:

Year Zero: 1 oz Gold x Gold Spot Price
Year One: 1.2 oz Gold x Gold Spot Price
Year Two: 1.4 oz Gold x Gold Spot Price
Year Three: 1.6 oz Gold x Gold Spot Price

It is important to understand that C3B will be exposed to the market fluctuations of gold from day 1 of investment into the token. A main difference to investing in other gold exposed investment products, C3's share/token value will offer a potential <u>rate of return per year</u> from increases in quantities in the "Unit" that will come from streaming deals over the life of the mine and therefore, the life of the Share. C3B investors will be participating in economically attractive late stage, pre-production mining project streaming deals, an investment that is usually not available to sophisticated, retail and/or cryptocurrency investors.

C3B's Share/Token: Illustrative Example Fixed Gold Price



The following chart highlights the streaming return and NAV rate of return of placing 80% of NAV intro streaming deals that provide 10,000 ounces at $400/oz for a $4M investment each, with the assumption of Gold growing at 5% per annum:



What is C-Cubed or Condor Capital Coin ("C^3")?

C^3 is the launch of a Precious Metal Gold backed securities token offering ("STO) with the potential of obtaining a rate of return (in excess of the gold spot price) on the token over the life of the token. C^3 is an established Bermuda Exempted Company (Limited) that will offer STO holders an eventual fully backed token from the precious metals, late-stage pre-production mining projects where it invests alongside C3B.

C3B and C^3 are alternative capital providers for mining companies with a focus on acquiring interests in pre-producing and development mines of precious and base mineral properties in the Americas. In addition, C3B and C3 will oversee and direct the investments. While we invest in a wide variety of mining projects in the Americas, C3B and C^3 will only focus in near-production mining projects in North America.

We are capitalizing on the limited financing options that late stage, pre-production mines currently face, and will provide secured capital to enter into streaming and royalty opportunities to secure physical assets for the duration of the mine's life. Our investments will be backed by the producing mining assets from the near-production mining projects we identify, and during the duration of the mine life, the token value will tend to appreciate as more assets are deposited into C3B and C^3's custodian vault and accounts.

C3B Share/Token: Business Model

C3B will invest in near-production miners and will go through the supply chain of precious metals refinement by working with reputable third parties to refine, trade into bullion, and eventually secure all of C3B assets at a fully insured custodian. The bullion will act as the real assets to back the Share or digital asset-based token. Shareholders/tokenholders will therefore have the option to redeem into physical assets.



Raw Mining Streaming Production
Refining Process
Trading Certified Assets
Segregated Insured 3rd Party Custodian
To be processed via London good delivery third parties
Assets Backing C^3
Token Investment
Invest
Bermuda Exempt Co
Near Production Mining Co
C^3 Mining Co's Portfolio

C3B Share/Token: A Gold Stacking Fulfilling Cycle

As C3B invests in near production mines, C3B gold investors can expect an increase (or stacking) in certified gold that will come from the streaming deals to back their Share/token. C3B plans to develop the technology to track through the blockchain the investments' streaming assets, from raw production through refinement, trading into bullion, and the eventual deposit at C3B independent custodian.



Near Production Miners
Gold Raw Production
Gold Refinement
Certified Gold
Gold Custodian
Investment
.999 Oz CCC Units
C3
CONDOR CAPITAL COIN

Mining Deals That C3B Invest In

The lifecycle of mining can be divided into two main components: the exploration phase and the production phase. During the exploration phase, the value of the mining assets will fluctuate depending on the amount of physical assets discovered. Once there is a discovery, there is period called feasibility in which the mining company needs to produce economic and environmental analysis to justify the investment into the mine. All these phases during the exploration period are riskier investments and C3B does not plan to participate in them.

Instead, C3B will focus on the near-production stage of development to capitalize on "orphaned" opportunities that are near cash-flow and therefore avoids exploration and feasibility risk. At this point in time, mining operators are usually lacking working capital and equipment financing. To solve the financing needs, mining companies enter into streaming or royalty arrangements. Given the drop-in commodity pricing over the last decade, combined with the fact that pre-production mining investments have been replaced by the recent Cannabis interest, late-stage pre-production mining projects have a big financing gap at this stage. C3B plans to meet this financing gap through a combination of financing arrangements.

C3Bullion follows a multi-step investment process structured to protect and secure the investment made in mining assets. In addition, we position our investments to have an optionality in a potential upside in the equity value of the targets where we invest.

C3B focuses on near-production stage of development to capitalize on "orphaned" opportunities that are near cash-flow and therefore avoids exploration and feasibility risk:



C3B Investment Criteria
Target investments are focused mainly on public companies trading in the TSX/TSXV with geographical locations mainly in North America. C3B will consider Australia and Developed Europe on an opportunistic basis:
➢ Target investment size of $0.5M - $2M per transaction, $1M investment on average
➢ Strong management team with proven successful track record
➢ Completed NI43-101 or JORC Resource statement, Preliminary Economic Assessment (PEA), and / or Feasibility Studies
➢ Stage of Development: Pre-production or near-production development stage with permitting in place

Funding Mechanisms:
➢ Convertible debentures
➢ Streaming and Royalty opportunities
➢ Senior secured debt
➢ Opportunistic equity investments

C3B will invest in convertible debt type structures and will aim to minimize risk and protect the downside scenario via a combination of multiple mechanisms:
• Invest mainly in publicly traded companies with good management teams in place with strong successful track record
• Will obtain a senior secured lending position and a security blanket on all assets (PP&E and proven reserves) with at least a 2.5-3x LTV
• Will require junior miners to obtain captive insurance (through a separate C3B captive insurance Co in Bermuda) to cover cash flow should production targets not be met in the agreed established amount of time

Market History

After the commodity prices peak in 2011-2012, a long period of price decline led the mineral sector into a period of stagnation.
➢ Many factors influence and impact investment in mineral production and mining, but the prices of commodities is a key one

- It is expected that broad-based commodity price appreciation over the last two years should expand investors' appetite for investment in the mineral industry
- This should positively impact the financing landscape of the sector as a whole





The Oreninc Index is intended to measure the overall health of the junior mining sector in terms of financing activity. The weighted index measures three factors on a weekly basis:
- Broker participation
- Total number of transactions opened
- Total amount of funds raised



Source: Oreninc

Gold, once mocked for its lack of yield and practical use, offers something the growing pile of negative-yielding bonds does not -- inflation protection. Plus, it makes a great doorstop. For five years, resistance above $1,350 an ounce was too much for bullion to overcome. That changed in June, as it became clear the Federal Reserve was heading for a round of interest-rate cuts. Spot prices touched $1,453.09 on Friday, the highest level since May 2013.



Gold's inflation-busting properties and low opportunity cost when interest rates drop have never been as important as now. The inverse relationship between bullion's price and U.S. real rates expectations, as measured by the yield on five-year inflation-linked Treasuries, is the strongest it has ever been. The correlation measured over 60 days hit -0.7 as bullion climbed.



Real Close
Inverse relationship between real rates outlook and gold strong

Correlation(USGGT05Y Index,PR005,60,0) (XAU BGN) -0.7055

Source: Bloomberg

The amount of metal stored in high-security facilities registered with the London Bullion Market Association started rising in October and continued doing so through March.



Secure Storage
Bullion holdings in London vaults started rising in November

LBMA reported vault holdings

Source: London Bullion Market Association

While holdings in exchange-traded funds have risen this year, the total amount of bullion in funds still is not as high as it was at the end of 2012. And some, like Bridgewater Associates' Ray Dalio, suggest the market may just be at the start of a period that will be very positive for gold.



Bullion Mania
Managed-money allocations to gold have yet to reach extreme levels

Source: Bloomberg, CFTC, CME

C3B is also targeting its first investment into the target listed below. The location of this target is close proximity to Yanacohca (2nd largest gold mine in the world) and Tambo Grande (world's largest gold deposit). **Until further pre-production activities are completed management does not intend to estimate potential reserves or resources but does intend to announce inferred resources prior to a public offering**.

Trinidad Mining Operations Disclosure. The following information as to each of the mines, plants and other significant properties presently intended to be owned or operated, by the registrant as follows:

(1) The location and means of access to the property;
Trinidad is located in the region of La Libertad, Sanchez Carrion Province, Sartimbamba District, Monnserrate Parish. From Lima one can travel by airplane to Trujillo which is a one-hour flight. From Trujillo, it is accessed by car on paved roads a distance of 313 kilometers to the city of Marcabal and from there 4 kilometers on gravel road.

The Trinidad Project is located 882 KM northeast of Lima in the La Libertad Region, Province of Sanchez Carrion, Sartimbamba District; South of the Poderosa Mine (CIA. Minera Poderosa S.A.) The property is located between the Pataz and the Coastal Batholith's of the Mesothermal Gold Belt.

LAND ACCESS
Lima - Trujillo: 565 km pan Americana norte highway (6 hours) Trujillo - huamachuco: 186 km asphalted road (4 hours) huamachuco - Marcabal: 127 km dirt road (4 hours) Marcabal – project: 4 km dirt road

AIR ACCESS
Commercial or private airplane from Lima to Trujillo (1 hour) option a) Trujillo – project by road as per the above option b) Trujillo – project by private airplane to chagual airstrip (Poderosa). 1 hour by road to the project

(2) A brief description of the title, claim, lease or option under which the registrant and its subsidiaries have or will have the right to hold or operate the property, indicating any conditions which the registrant must meet in order to obtain or retain the property. If held by leases or options, the expiration dates of such leases or options should be stated. Appropriate maps may be used to portray the locations of significant properties;

The Trinidad property is owned by Sociedad Minera del Peru Sac (sominsac) by means of a legal claim registered in the peruvian public mining registry under code number 15010882x01 and electronic entry number 20002327 of the public registry of mining rights of the city of Trujillo and comprising of an area of 966.8196 ha located in the district of Sartimbamba, Sanchez Carrión Province, la Libertad region.

This property also attaches a legal claim registered with code number 630006008 and electronic entry number 11181716 of the public registry of mining rights of the city of Trujillo comprising of an area of 92.7278 ha located in the District of Sartimbamba, Sanchez Carrión Province, la Libertad region.

Payment of corresponding property right fees and penalties has been completed on December 31, 2020 as per the following Ingemmet report.


Project Location
Pacasmayo
Coto de Caza Sunchubamba
Cajabamba
Ascope
Paiján
Chocope
Chicama
Cartavio
Santiago de Cao
Huamachuco
10B
10C
Otuzco
La Esperanza
Trujillo
Santiago de Chuco
3N
Conchucos
Cabana
10

TRAYECTO	TIPO VIA	DISTANCIA (Km)	TIEMPO (hora)
Lima - Trujillo	Asfaltada	565	8
Trujillo - Huamachuco	Asfaltada	186	4
Huamachuco - Marcabal	Afirmada	127	4
Minas Pampa - Proyecto	Carrozable	4	2
Total		882	18

The Company does not have ownership or control of the company (SOMINISAC) that owns the Trinidad mining rights but has a definitive Joint Venture Agreement executed with the company that owns the mining rights, such agreement attached as an Exhibit to this offering circular.

The project encompasses 1,000 hectares.

(1) *A brief history of previous operations. Including the names of previous operators, insofar as known;*

1991: Abraham Galarza Vilar prospected the property and performed some basic geochemistry.

1997: Sociedad Minera Sartimbamba performed some mapping and some basic geochemistry.

2001-2004: Igor Galarza de la Cruz performed additional mapping and geochemistry.

2005-2010: Sociedad Minera del Peru SAC (SOMINISAC) performed additional mapping and geochemistry.

(4)(i) A brief description of the present condition of the property, the work completed by the registrant on the property, the registrant s proposed program of exploration and development, and the current state of exploration and/or development of the property. Mines should be identified as either open-pit or underground. If the property is without known reserves and the proposed program is exploratory in nature, a statement to that effect shall be made;

In the “Compendio de Yacimientos Minerales del Peru” (p.350) Pedro h. Tumialan mentions the Trinidad prospect and its “unique characteristics” west of the Maranon river and close to the Batolito de Pataz. The Trinidad property was initially explored by its original owners, the Galarza family in conjunction with serminco (a trader) in the late 1980´s, exploratory groundwork and surface exploration has been done by reputed peruvian geologists like Caballero (Bisa) in 1990, Tumialan in 1996, Mendoza in 1996, Maldonado & Carrascal in 1997, Tumialan/Rodriguez in 1997, Osorio & Contreras (Bisa) in 2007, Ly/Jauregui in 2011.

All of them agree in the consistent presence of veins and structures reporting high au contents of over 100 grams/ton;

Other smaller reports include F. Cueva/c. Villanes (Poderosa), g. Morales (sominsac-jjh), c. Rodríguez (sominsac), Macedo (irl), n. Guevara (sominsac) according to CIA Minera Poderosa s.a. geologists, the Santa Filomena vein crosses the Maranon underground and surfaces on Trinidad, this being some evidence of the presence of the "Batolito de Pataz" formation.

Trinidad has a proven vertical au mineralized consistency of over 1000 meters ranging from 2300 to 3600 meters above sea level.

Osorio & Contreras (Bisa - 2007) report the presence of copper lead, zinc and silver (mentioned by Tumialan) in the northwestern part of Trinidad; these findings belong to the geological Pucara and Chambará formations (simsa, milpo, atacocha).

In 2012, p.l geoexplomin (Pedro ly) reported the presence of interesting anomalies which could indicate the presence of a copper porphyry and moly in the southeastern part of the property from July 2008 to February 2010. Sominsac has invested in new topographical studies, geological mapping and exploratory tunneling (150 meters built). Basic camp facilities and infrastructure were built immediate plan involves the construction of a 4 km access road and a 60 tpd gravimetry plant. This will allow for free gold to be recovered by means of an environmentally clean, cost efficient and readily available technology. A tailings pond and necessary infrastructure, maintenance and service areas are to be part of initial capex copper porphyry potential of the southern claim area to be part of a second phase development plan.

The Company has not completed any work on the project to date. The project had four different Peruvian owners in the past 30 years each of which has conducted preliminary exploration. The project does not have any JORC or N.I. 43101 resources calculated. The project is an exploration project which if advanced would become an underground mine.

(ii) The age, details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. Further, the total cost for each property and its associated plant and equipment should be stated. The source of power utilized with respect to each property should also be disclosed.

The Trinidad project is categorized as an early-stage exploration project. There is no plant and/or equipment. There are gravel roads leading to the project. There are power lines leading up to the project and the necessary electricity would be available.

(5) A brief description of the rock formations and mineralization of existing or potential economic significance on the property, including the identity of the principal metallic or other constituents insofar as known. If proven (measured) or probable (indicated) reserves have been established, state (i) the estimated tonnages and grades (or quality, where appropriate) of such classes of reserves, and (ii) the name of the person making the estimates and the nature of his relationship to the registrant.

The deposit type is a Mesothermal vein system located in the Pataz & Coastal Batholiths. 34 vein systems have been located on the surface. 3 tunnels exist where artisanal miners have been working for over 100 years. There is no JORC or N.I. 43-101 estimate or grades of tonnage nor any proven or probable reserves calculated.

Geologically, the property is hosted within the Pre Cambrian-Maranon Complex (Host to the Batolito de Pataz). It consists of a stockwork type vein system of hydrothermal origin.


Project Location
✓ Trinidad project is located in the Region of La Libertad, Sanchez Carrión province, Sartimbamba district, Monserrate Parish, Quebrada Quilcha at 5km between the communities of Conga and Santa Bárbara (Cota: 2,000 to 3,800 m.s.n.m.).
✓ Claim Trinidad is located south of the Poderosa Mine and is located within the Belts Pataz Batholith & Coastal Batholith, Mesothermal Gold Belts.


Project Location
N
Lima
Leyenda


Project Location

TRAYECTO	TIPO VIA	DISTANCIA (Km)	TIEMPO (hora)
Lima - Trujillo	Asfaltada	565	8
Trujillo - Huamachuco	Asfaltada	186	4
Huamachuco - Marcabal	Afirmada	127	4
Minas Pampa - Proyecto	Carrozable	4	2
Total		882	18

Pacasmayo
Cajabamba
Huamachuco
Otuzco
Trujillo
Santiago de Chuco
Conchucos
Carretera 320 Km.
PUEBLO SARTIMBAMBA
Concesión Trinidad


Project Location
LEYENDA
PROYECTO MINA TRINIDAD
Monserrate
La Jalca
Sartimbamba
3 h 16 min
Huamachuco


Map of Concessions
N
Leyenda
Trinidad Claim


Timeline
NE
Sector Monserrate Alto
Veta Arivalo
Veta Lorenzo
Veta Chuspe
Nv 3500

PROJECT TIMELINE	ACTIVITY
1991: Abraham Galarza Villar	Prospection Geochemistry
1997: Sociedad Minera Sartimbamba	Mapping Geochemistry
2001 - 2004: Igor Galarza de la Cruz	Mapping Geochemistry Production
2005: Sociedad Minera del Peru	Mapping Geochemistry


MINERALIZED BELTS
Lancones Basin VMS Cu-Zn-Au
Yanacocha Epithermal Gold Belt
Pierina Epithermal Gold Belt
Central Peru Polymetallic Skarn & Replacement Belt
Iron Oxides Cu-Au Coastal Belt
Coastal Batholith Mesothermal Gold Belt
Northern Peru Cu-Au Porphyry Belt
Northern Peru MVT Zn Belt
Pataz Batholith Mesothermal Gold Belt
Trinidad
Central Peru MVT Zn-Belt
Eocene-Oligocene Apurimac Cu-Porphyry-Skarn Belt
Ananea Mesothermal Gold Belt
Paleocene Southern Peru Cu-Porphyry Belt
Southern Peru Epithermal Au-Ag Belt


Metallogenics
➢ Mina Poderosa: 1100 Tn /dia @ 10.5 gr Au.
➢ Mina Horizonte: 1500 Tn /dia @ 10.27 gr Au.
➢ Mina Retamas: 1800 Tn /dia @ 8.29 gr Au.
Poderosa
Horizonte
Retamas:
Arirahua
San Juan de Chorunga
Ishihuinca
Trinidad Project
Pataz Batholith & Coastal Batholith, Mesothermal Gold Belts


Regional Geology
LEYENDA
Cuaternario
Mioceno
Mesozoico
Paleozoico
Precámbrico
INTRUSIVOS
Intrusivos Paleozoicos
TRINIDAD
CONDORMARCA
PATAZ
N


Local Geology
• Rocas metamórficas: sedimentarias silicoclasticas y calcáre
• Desde el Precámbrico al Mesozoico.
LITOLOGIA
ROCAS INTRUSIVAS
AMBO
MITU
RIO MARAÑON
COMPLEJO DEL MARAÑON


Local Geology: Stratigraphy
PODEROSA
4. LITHOSTRATIGRAPHIC COLUMN AND GEOCHRONOLOGY
40Ar/39Ar 329.2±1.4 Ma bt Grd
40Ar/39Ar 328. 1±1.2 Ma bt Mzgr
U/Pb 329 Ma Grd
40Ar/39Ar 314 -312 Ma muscovite WR
CUATERNARIO
TERCIARIO
CRETÁCEO
JURÁSICO
TRIÁSICO
PERMIANO
ORDOVICICO
PRECAMBRIANO
Trinidad Project
Trinidad Project


Alteration
TR-03
MC-01
Nº MUESTRA | Au_ppb | Ag_ppm | As_ppm | Cu_ppm | Mo_ppm | Pb_ppm | Zn_ppm
TR-01 | 1021,00 | 63,10 | > 10000 | 3313,40 | 5,00 | 97,00 | 1939,60
TR-02 | 2738,00 | > 100,0 | > 10000 | > 10000,0 | < 1 | > 10000 | 2381,80
TR-03 | 7237,00 | 63,00 | > 10000 | 2838,30 | 11,00 | 8269,00 | 3017,40
Nº MUESTRA | Au_ppb | Ag_ppm | As_ppm | Cu_ppm | Mo_ppm | Pb_ppm | Zn_ppm
MC-01 | 6345,00 | 33,60 | > 10000 | 447,70 | < 1 | 256,00 | 137,60
Leyenda
Clorita
Illita
Kaolinita
Cuarzo
Sílice opalina
Esmectita


Mineralization
ID ESTRUCTURA SECTOR
01 Pipe Monserrate Bajo
02 Tres Estrellas Monserrate Bajo
03 Chinaque Monserrate Bajo
04 Purún Monserrate Alto
05 Maravilla Monserrate Alto
06 Lorenzo Monserrate Alto
07 Lorencito Monserrate Alto
08 Fátima Monserrate Alto
09 Conejo Monserrate Alto
10 La Limpia Monserrate Bajo
11 Arivalo Monserrate Bajo
12 Mario Monserrate Bajo
13 El Milagro Monserrate Bajo
14 Gregorio Monserrate Bajo
15 Chuspe Monserrate Bajo
16 Chir Chir Monserrate Bajo
ZONA NORTE
Sector Monserrate
ZONA SUR
Sector Chorobamba


Mineralization: Section
SO
SECCION A - A'
NE
Cº Llauturco
3600N
3400N
3200N
FASE 1



C3B Mining Track Record

Our current management team has a combined experience of over 100 years in the mining and exploration sector and C3B has recently hired a strong Advisory Board of Directors composed of senior geologists, mining experts, and finance managers who have decades of experience in the financing and investment management of precious metals. The company plans to leverage the strong mining experience from its Advisory Board of Directors and will bring several accomplished members into a managerial role.

Board of Directors

The entity named below is the "Board of Directors." The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by the Board of Directors, and therefore, no accurate forecast can be made as to the number of securities that will be held by the Board of Directors upon termination of this offering.

The Board of Directors listed in the table will have sole voting and powers with respect to the securities indicated and has never been one of our officers or directors. We will not receive any proceeds from the sale of the securities by the Board of Directors. The Board of Directors is not a broker-dealer or affiliated with a broker-dealer. The Board of Directors may be deemed to be an underwriter.

BOARD OF DIRECTORS, PROMOTERS AND CONTROL PERSONS

The Board of Directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Federal Regulation and Our Business

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect or change /on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Critical Accounting Policies and Estimates *Use of Estimates*

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management's estimates and assumptions.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be recognized in the financial statements, based on their fair value. The Company measures share-based compensation to consultants in accordance with ASC 505-50, Equity-Based Payments to Non-Employees, and recognizes the fair value of the award over the period the services are rendered, or goods are provided.

Timing

Proceeds from this Offering, and from a concurrent Regulation D, Rule 506(c), Regulation S and Regulation A offering that we will conduct, will be used to fund the operations of the C3B platform.

We expect that during the 6-month period from January 1, 2021 to June 30, 2021, our efforts will be focused upon raising funds in the Regulation CF, D and S offering, initial development efforts and qualification of the Offering Circular filed under Regulation A.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims against the Company.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We may list our common stock on the NASDAQ Capital Market or OTC Link under the symbol C3B. As of the date of this Offering Statement, we had approximately 4 record holders of our common stock.

We do not have a stock option plan in place and have not granted any stock options at this time. We have a warrant plan for our Board of Advisors and currently there are outstanding Shares to purchase 10% of our shares of our common stock at prices ranging from $4.00 to $5.00 per share.

USE OF PROCEEDS

No proceeds will be used to compensate or make payments to any officers or directors, except for salaries and ordinary business expenses incurred in the normal course of business, or as set forth under the caption "Executive Compensation." We reserve the right to change the intended use of proceeds if necessitated by business conditions or unexpected events.

We intend to use the net proceeds for the following purposes in the following order:

(a) first towards the fees and expenses associated with qualification of this Offering under Regulation A, including legal, auditing, accounting, transfer agent, printing, and other professional fees;

(b) second towards the implementation of our business plan, including but not limited to, (i) strengthening our operating position in North and South America, (ii) acquisition of the requisite streaming-based lending to publicly traded mining licenses/entities, (iii) ongoing legal and regulatory interaction and relations (iv) community building/development and (v) a national marketing campaign, and

(c) the balance towards operating capital and reserves.

No proceeds will be used to compensate or otherwise make payments to officers except for ordinary payments under employment, consulting, or retainer agreements. We reserve the right to use a portion of the proceeds to pay director fees.

Prospective investors in the cash offering may submit subscription agreements through our website at www.C3Bullion.com that will be available within two calendar days of the qualification of this offering circular. Each investor in this offering will be provided with access to an electronic version of the offering circular. We will also enlist the services of **Blockchain Triangle Systems, Ltd.** to provide anti-money laundering, know-your-customer and other investor verification services.

If the Maximum Amount of Shares offered hereunder and through the Offering are purchased, we expect to receive net proceeds from this Offering of approximately $4,600,000 after deducting estimated maximum Selling Agent commissions and expenses in the amount of $400,000 (8% of the gross proceeds of this Offering). However, we cannot guarantee that we will sell all of the Shares being offered by us. The following table summarizes how we anticipate using the net proceeds of this Offering, depending upon whether we sell the Minimum Amount, 10% of the Maximum Amount, or 100% of the Shares being offered in the Offering:

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds for the **Combined Offerings** including this CF Offering, our Reg. A offering and our Regulation D 506(c) and S offerings, after meeting offering expenses, will be used as outlined in the following examples:

TOTAL RAISE (TYPE)	Estimated Budget	25%	Estimated Budget	50%	Estimated Budget	75%	Estimated Budget	100%
Project Development*	$3.5m	70%	$8m	80%	$13m	87%	$17.5m	88%
Legal/Licenses/ Platform/Accounting	$400k	8%	$200k	2%	$200k	1%	$200k	1%
Operating Costs	$600k	12%	$800k	8%	$1m	7%	$1.3m	7%
Development/ Working Capital/Marketing	$500k	10%	$1m	10%	$800k	5%	$1m	5%
Total:	$5m	100%	$10m	100%	$15m	100%	$20m	100%

*Project Development represents due diligence, selection of investments and monitoring ongoing operations by maintaining a strict investment criterion for junior mining opportunities and can be summarized by the following guidelines:

- Target investments are focused mainly on public companies trading in the TSX/TSXV
- Target investment size of $1M - $5M per transaction
- Strong management team with proven successful track record
- Proven Reserves (completed 43-101) and finalized Feasibility Studies (PEA)
- Stage of Development: Pre-production or near-production development stage with permitting in place

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

II.   **This Offering Statement Use of Proceeds**

We believe that if we sell the Maximum Amount of Shares in this Offering, the net proceeds together with our current resources will allow us to operate for at least the next 24 months.

We also reserve the right to change the use of the proceeds if our business plans change in response to market, financing and/or regulatory conditions. Accordingly, our management will have significant flexibility in allocating the net proceeds of this Offering.

Sources		
Shares/Shares offered hereby	$	5.0
Total sources	$	5.0
Uses		
Repayment of existing short-term loan [(1)]	$	0.1
Transaction fees and expenses		0.3
Cash on hand		4.6
Total uses	$	1.0

Purchasers of our Shares offered in this Offering Statement will experience an immediate and substantial dilution of the net tangible book value of their Shares from the initial public offering price.

Net tangible book value per share of our Shares before this offering is determined by dividing net tangible book value based on December 31 net book value of the tangible assets (consisting of total assets less intangible assets) of the Company by the number of Shares of our Shares issued.

(l)(2)The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the sum of (i) the pro forma net tangible book value per share before this offering (see note above) and (ii) the decrease in pro forma net tangible book value per share divided by (ii) the number of outstanding Company after this offering.

10% or $500,000	**Shares Purchased**		**Total Consideration**		**Avg Price Per Share**
	Number	**Percent**	**Amount**	**Percent**	
Board of Directors	5,000,000	90.002%	$0.001	90.00%	$ 0.001
Regulation D/S Investors	0	0.00%	$	0.00%	$ 1.000
New Investors	500,000	10.00%	$500,000	10.00%	$ 1.000
TOTAL	5,500,000	100.00%	$	100.00%	$

50% or $2,500,000

	Shares Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent	
Board of Directors	5,000,000	66.66%	$0.001	50.00%	$ 0.001
Regulation D/S Investors	0	0.00%	$	0.00%	$ 1.000
New Investors	2,500,000	33.34%	$2,500,000	50.00%	$ 1.000
TOTAL	7,500,000	100.00%	$	100.00%	$

100% or $5,000,000

	Shares Purchased		Total Consideration		Avg Price Per Share
	Number	Percent	Amount	Percent	
Board of Directors	5,000,000	50.00%	$0.001	50.00%	$ 0.001
Regulation D/S Investors	0	0.00%	$	0.00%	$ 1.000
New Investors	5,000,000	50.00%	$5,000,000	50.00%	$ 1.000
TOTAL	10000,000	100.00%	$	100.00%	$

Our offering is being made on a best-efforts basis. A minimum number of 500,000 shares must be sold in the Combined Offerings. The offering price per share is $1.00 per share. We expect to use the funds of this offering for working capital and marketing (70%) and for general and administrative expenses (30%).

Up to 20% of net proceeds will be used to compensate or make payments to any officers or directors, including for salaries and ordinary business expenses incurred in the normal course of business, or as set forth under the caption "Executive Compensation." We reserve the right to change the intended use of proceeds if necessitated by business conditions or unexpected events.

We intend to use the net proceeds for the following purposes in the following order: (a) first towards the fees and expenses associated with qualification of this Offering under Regulation CF, including legal, auditing, accounting, transfer agent, printing and other professional fees; (b) second towards the implementation of our business plan, including but not limited to, (i) development/creation of the C3BULLION Aggregation, (ii) acquiring user agreements, (iii) ongoing legal and regulatory interaction and relations (iv) community building/development and (v) a national marketing campaign, and (c) the balance towards operating capital and reserves. In the event that we sell less than the Maximum Amount, our first priority is to pay fees associated with the qualification of this Offering under Regulation CF. No proceeds will be used to compensate or otherwise make payments to officers except for ordinary payments under employment, consulting or retainer agreements. We reserve the right to use a portion of the proceeds to pay director fees.

The above list of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto of the Company included in this Offering Statement. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" above.

Overview

The Company was incorporated on January 30, 2020 and commenced operations shortly thereafter. We are still in the research and development early marketing stage of our business.

Operating Results

We generated no gross revenues during the period ended December 31, 2020.

As of December 31, 2020, the Company had cash on hand of $1,500. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Plan of Operations

We were incorporated in September of 2019 and since that date our operations have consisted solely of planning and development of our business model. We have received no revenues from operations since our inception. In addition to contributing $240,000 in cash to us to date, all costs associated, to date, in connection with our formation, development, legal services and support therefore have been borne by our founders and advisors.

Assuming the successful completion of our capital formation efforts, we intend to pay fair market prices for such services and facilities.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities.

Our future expenditures and capital requirements will depend on numerous factors, including: the success of this Offering, the progress of our research and development efforts and the rate at which we can get the C3BULLION Aggregation up and running.

Our business does not presently generate any cash. We believe that if we raise the Maximum Amount in this Offering, we will have sufficient capital to finance our operations for the next 24 months, however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 5,000,000 shares of its Shares in the Combined Offering on a best-efforts basis at a fixed price of $1.00 per share and any funds raised from this offering will be immediately available to us for our use. There will be no refunds. The offering will terminate upon the earlier of the sale of all 5,000,000 shares or one year from the date of this Offering Statement. There is no minimum number of shares that we have to sell in this offering. All money we receive from the offering will be immediately appropriated by us for the uses set forth in the Use of Proceeds section of this Offering Statement. No funds will be placed in an escrow account during the offering period and no money will be returned once the subscription has been accepted by us.

We intend to sell the shares in this offering through registered broker-dealers or through our Founders, Martin Gallon, Christopher Werner and Julian Rosero, and Company affiliates. They will not receive any compensation for offering or selling the shares.

Once the offering statement is effective, our Founders and their affiliates will contact individuals with whom they have an existing or past pre-existing business or personal relationship and will attempt to sell them the shares.

Our Founders are relying on Rule 3a4-1 of the Securities Act of 1934 to offer the company's shares without registering as brokers. They are able to rely on Rule 3a4-1 of the Securities Act of 1934 due to the fact that she is: (a) not subject to statutory disqualification pursuant to section 3(a)(39) of the Securities Act of 1933; (b) not compensated in connection with his participation by the payment of commissions or other payments based either directly or indirectly on the offering; (c) not an associated person of a broker dealer; (d) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; (e)not a broker or dealer, or has been a broker or dealer, within the preceding 12 months; and (f) does not participate in selling an offering of securities for any issuer more than once every 12 months.

This is a Regulation CF, offering which we will conduct on a "best-efforts basis without any minimum amount that must be sold prior to holding a closing. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us.

The Shares will be offered and sold by our officers and directors who will not receive any direct compensation for selling the Shares. The Shares will be offered on a "best efforts" basis and, other than the minimum investment amount of $1,000 (1,000 Shares), there is no minimum amount of Shares that must be sold before we can hold a closing.

We reserve the right to reject, in whole or in part, any subscriptions for Shares made in this Offering, in our discretion.

Selling Agents and Expenses

We may engage broker-dealers registered under Section 15 of the Exchange Act ("**Selling Agents**"), and who are FINRA members to participate in the offer and sale of the Shares and to pay to such persons, if any, cash commissions of up to 6% of the gross proceeds from the sales of Shares placed by such persons and agent Shares ("**Agent Shares**") to purchase that number of Shares equal to 8% of the Shares placed by such persons. The Agent Shares shall have an exercise price equal to 110% ($4.10) of the price of the Shares sold to investors in the Combined Offering. Our directors, officers, employees and affiliates (as defined in the Securities Act) may, but have no obligation to, purchase Shares in the Combined Offering and all such Shares so purchased shall be counted toward the Maximum Amount.

We have not entered into selling agreements with any broker-dealers to date.

We will be responsible for and pay all expenses relating to the Combined Offering, including, without limitation, (a) all filing fees and expenses relating to this Offering with the SEC and the filing of the offering materials with FINRA, as applicable; (b) all fees and expenses relating to the application to list of our Shares on the OTCQB; (c) all fees and expenses relating to the registration or qualification of the Shares as required under State Blue Sky laws, including the fees of counsel selected by us; (d) the costs of all preparing and printing of the offering documents; (e) the costs of preparing, printing and delivering certificates representing Shares; (f) fees and expenses of the transfer agent for the Shares; and (g) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives. We expect the total expenses to be paid by us will be at least $500,000 in the Combined Offerings.

Offering Period

We expect to commence the sale of the Shares within two days of filing this Offering Statement. This Offering will terminate on the Termination Date.

Offering Documents

This Offering Statement and the offering documents specific to this Offering will be available to prospective investors for viewing

24 hours per day, 7 days per week on our website at www.C3Bullion.com. Before committing to purchase Shares, each potential investor must consent to receive the final Offering Statement and all other offering documents electronically. In order to purchase Shares, a prospective investor must complete and electronically sign and deliver to us a Subscription Agreement, the form of which is an exhibit to the Offering Statement of which this Offering Statement is a part and send payment to us as described in the Subscription Agreement. Prospective investors must also have agreed to the Terms of Use and Privacy Policy of our website. This investment limitation does not apply to "accredited investors," as that term is defined in Rule 501 of Regulation D under the Securities Act.

Prospective investors must read and rely on the information provided in this Offering Statement in connection with any decision to invest in the Shares.

For general information on investing, we encourage you to refer to www.investor.gov.

Application for Listing

We intend to file an application to have the Shares quoted on the OTCQB at such time as determined by management after we hold the initial closing.

If and when issued, the C3BULLION Shares will not be listed for trading on any securities exchange or quoted on the automated quotation system of any national securities association. We believe that, when and if issued, the C3BULLION Shares will trade exclusively on the Broker-Dealer/ATS which will be beneficially owned by the C3BULLION Foundation.

You should be prepared to retain the Shares and, if issued, the C3BULLION Shares indefinitely and should not expect to benefit from or rely on any price appreciation.

State Blue Sky Information

If we fail to comply with State securities laws where our securities are sold, we may be subject to fines and other regulatory actions against us. We intend to take the steps necessary to help insure that offers and sales in this Offering are in compliance with State Blue Sky laws, provided, however, there can be no assurance that we will be able to achieve such compliance in all instances, or avoid fines or other regulatory actions if we are not in compliance.

Foreign Restrictions on Purchase of Shares

Other than the Company's reliance on Regulation S of the Act, we have not taken any action to specifically offer the Shares outside the United States or to permit the possession or distribution of this Offering Statement outside the United States. Our securities may not be offered or sold, directly or indirectly, nor may this Offering Statement or any other offering material or advertisements in connection with the offer and sale of the Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this Offering Statement must inform themselves about and observe any restrictions relating to this Offering and the distribution of this Offering Statement in the relevant jurisdictions.

BENEFICIAL SECURITY HOLDERS

The entity named below is the "Selling Security Holder." The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by the Selling Security Holder, and therefore, no accurate forecast can be made as to the number of securities that will be held by the Selling Security Holder upon termination of this offering.

Except as noted, upon conversion of the convertible promissory note that the selling security holder listed in the table will have sole voting powers with respect to the securities indicated and has never been one of our officers or directors. We will not receive any proceeds from the sale of the securities by the Selling Security Holder. The Selling Security Holder is not a broker-dealer or affiliated with a broker-dealer. The Selling Security Holder may be deemed to be an underwriter.

Capital Structure:

Currently on Issue	5,000,000
Issued under this Offering	5,000,000

The following table sets forth certain information as of December 31, 2020 with respect to the holdings of: (1) each person known to us to be the beneficial owner of more than 5% of our Common Shares; (2) each of our directors, nominees for director and named executive officers; and (3) all directors and executive officers as a group. To the best of our knowledge, each of the persons named in the table below as beneficially owning the Shares set forth therein has sole voting power and sole investment power with respect to such Shares, unless otherwise indicated. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company. The percentages are based on 5,000,000 Shares of our Shares outstanding as of the date above.

Name and Address	No. of Shares	% Before Offering	% After Offering
Martin Gallon(1)	1,000,000	20.00%	10.00%
Julian Rosero(1)	1,000,000	20.00%	10.00%
Emerging Securities Group(1)	2,000,000	40.00%	20.00%
Christopher Werner(1)	1,000,000	20.00%	10.00%
All owners as a group (4 persons)	5,000,000	100.00%	50.00%

Regardless of the success of this offering, our officers and director and current stockholders will continue to own the majority of our Shares after the offering. Since they may continue control the Company after the offering, investors may be unable to change the course of the operations. Thus, the Shares we are offering may lack the value normally attributable to voting rights. This could result in a reduction in value of the Shares you own because of their ineffective voting power. None of our Shares is subject to outstanding options, warrants, or securities convertible into Shares.

LEGAL STRUCTURE

There are three (3) Board of Directors who are also current shareholders. The Board of Directors are active in the business and are officers and/or directors of the Company.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The members, officers, and managers of the Board of Directors are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Board of Directors	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Martin Gallon	CEO, Director	Mining, Technology and Commercial
Julian Rosero	COO, Director	Mining, Geology, Technology and Commercial
Chris Werner	CFO, Director	Mining, Finance and Commercial

The Company has made no provisions for paying cash or non-cash compensation to its Shares and Board of Directors for services. No salaries are being paid at the present time, and none will be paid unless and until our operations generate sufficient cash flows. The Board of Directors were issued no shares during the period ended December 31, 2020 for services valued at $.001 per share.

The table below summarizes all compensation awarded to, earned by, or paid to our named executive officers for all services rendered in all capacities to us for their appointment for the period ended December 31, 2020, respectively.

Name and Address		Annual Compensation	No. of Shares	% Before Offering	% After Offering
Martin Gallon	(1)	$150,000	1,000,000	20.00%	10.00%
Julian Rosero	(1)	$150,000	1,000,000	20.00%	10.00%
Chris Werner	(1)	$150,000	1,000,000	20.00%	10.00%
All officers and directors as a group (3 persons)		$450,000	3,000,000	60.00%	30.00%

Our directors are not compensated for their services. The Board of Directors has not implemented a plan to award options to our director. There are no contractual arrangements with any member of the Board of Directors of directors. We have no director's service contracts. No compensation is paid to directors for acting as such.

Employment Contracts and Employees

We have no employment contracts with any of our officers or directors. We currently employ our CEO as a full-time officer, and we have a part time general counsel and a full-time chief technology officer. We plan to add up to five administrative personnel, including a full time Chief Financial Officer and VP of Business Development.

Indemnification

Under our Articles of Incorporation and Bylaws of the Company, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Colorado.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Colorado law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Indemnification

Indemnification is authorized by the Board of Directors to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Board of Directors Leadership Structure and Risk Oversight

The following provides an overview of the leadership structure of the Board of Directors and the Board of Directors' oversight of the Company's risk management process. In addition, the Board of Directors also has two standing committees, the Audit Committee and Governance Committee (the "Committees") (discussed below), each comprised of all of the Directors named above, to which the Board of Directors has delegated certain authority and oversight responsibilities.

The Board of Directors' role in management of the Company is oversight, including oversight of the Company's risk management process. The Board of Directors meets regularly on at least a quarterly basis and at these meetings the officers of the Company report to the Board of Directors on a variety of matters. The Board of Directors reviews its leadership structure periodically and believes that its structure is appropriate to enable the Board of Directors to exercise its oversight of the Company.

The Company has retained the Board of Directors as the Company's investment adviser. The Board of Directors is responsible for the Company's overall administration and operations, including management of the risks that arise from the Company's investments and operations. The Board of Directors provides oversight of the services provided by the Project and the Company's officers, including their risk management activities. On an annual basis, the Company's Chief Executive Officer, Martin Gallon, conducts a compliance review and risk assessment and prepares a written report relating to the review that is provided to the Board of Directors for review and discussion. The assessment includes a broad-based review of the risks inherent to the Company, the controls designed to address those risks, and selective testing of those controls to determine whether they are operating effectively and are reasonably designed. In the course of providing oversight, the Board of Directors and the Committees receive a wide range of reports on the Company's activities, including regarding each Company's investment portfolio, the compliance of the Company with applicable laws, and the Company's financial accounting and reporting.

The Company Board of Directors' leadership structure and risk oversight is identical.

Board of Directors Committees

As described below, the Board of Directors has two standing Committees, each of which is chaired by a Director. The Board of Directors has not established a formal risk oversight committee. However, much of the regular work of the Board of Directors and its standing Committees addresses aspects of risk oversight.

Audit Committee

The Board of Directors has an Audit Committee consisting of all of the Directors. Julian Rosero serves as the chairman of the Audit Committee. Under the terms of its charter, the Audit Committee (a) acts for the Directors in overseeing the Company's financial reporting and auditing processes; (b) receives and reviews communications from the independent registered public accounting firm relating to its review of the Company's financial statements; (c) reviews and assesses the performance, approves the compensation, and approves or ratifies the appointment, retention or termination of the Company's independent registered public accounting firm; (d) meets periodically with the independent registered public accounting firm to review the annual audits of the series of the Company, including the audits of the Company, and pre-approves the audit services provided by the independent registered public accounting firm; (e) considers and acts upon proposals for the independent registered public accounting firm to provide non-audit services to the Company or the Project or its affiliates to the extent that such approval is required by applicable laws or regulations; (f) considers and reviews with the independent registered public accounting firm, periodically as the need arises, but not less frequently than annually, matters bearing upon the registered public accounting firm's status as "independent" under applicable standards of independence established from time to time by the SEC and other regulatory authorities; and (g) reviews and reports to the full Board of Directors with respect to any material accounting, tax, valuation or record keeping issues of which the Audit Committee is aware that may affect the Company, the Company's financial statements or the amount of any dividend or distribution right, among other matters. The function of the Audit Committee of the Company is the same.

Governance Committee

The Board of Directors has a Governance Committee consisting of all of the Members. Christopher Werner serves as the chairman of the Governance Committee. Under the terms of its charter, the Governance Committee is empowered to perform a variety of functions on behalf of the Board of Directors, including responsibility to make recommendations with respect to the following matters: (i) individuals to be appointed or nominated for election as Directors; (ii) the designation and responsibilities of the chairperson of the Board of Directors (who shall be an Independent Director) and Board of Directors committees, such other officers of the Board of Directors, if any, as the Governance Committee deems appropriate, and officers of the Company; (iii) the compensation to be paid to Directors; and (iv) other matters the Governance Committee deems necessary or appropriate. The Governance Committee is also empowered to: (i) set any desired standards or qualifications for service as a Director; (ii) conduct self-evaluations of the performance of the Directors and help facilitate the Board of Directors' evaluation of the performance of the Board of Directors at least annually; (iii) oversee the selection of independent legal counsel to the Directors and review reports from independent legal counsel regarding potential conflicts of interest; and (iv) consider and evaluate any other matter the Governance Committee deems necessary or appropriate. It is the policy of the Governance Committee to consider nominees recommended by shareholders. Shareholders who would like to recommend nominees to the Governance Committee should submit the candidate's name and background information in a sufficiently timely manner (and in any event, no later than the date specified for receipt of shareholder proposals in any applicable proxy statement of the Company) and should address their recommendations to the attention of the Board of Directors of C3B Governance Committee, at C/O James R. Simmons, Esq., Simmons Associates, Ltd., 155 Main Street, Suite 301, Providence, RI 02903, Phone: (401) 272-5800. The function of the Governance Committee of the Company is the same.

Codes of Ethics

Each of the Company, the Board of Directors, the Board of Directors, and the Advisors/Sponsors have adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the "Ethics Codes"). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel ("Access Persons"). The Ethics Codes apply to the Company and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Company. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings, private placements, or certain other securities. The Ethics Codes can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes are available on the EDGAR database on the SEC's website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-0102.

Identification of Directors, Executive Officers and Significant Employees.

Our directors hold office until their successors are elected and qualified, or until their deaths, resignations, or removals. Our officers hold office at the pleasure of our Board of Directors of directors, or until their deaths, resignations, or removals.

Our directors, executive officers, and significant employees their ages, positions held, and durations of such are as follows:

Business Experience

The following is a brief account of the education and business experience of our directors, executive officers and significant employees during at least the past five years, indicating their principal occupations and employment during the period, and the name and principal business of the organization in which such occupations or employment were carried on.

Organizational Structure

Five teams will be allocated for research and development. Three teams will be allocated for sales and support upon closing of the minimum required number of 300,000 Shares.

C3B Staff Headcount							
FYE December 31st,				**Current**	**Year 1**	**Year 2**	**Year 3**
CEO				1	1	1	1
CTO				1	1	1	1
CIO				1	1	1	1
CFO				1	1	1	1
Senior Deployment Officer				1	1	1	1
Head of Business Development				1	1	1	1
Head of Finance & Accounting				0.5	1	2	3
Executive Assistant					2	3	3
Staff - Operations							
Local Lawyer					1	1	1
Staff – Legal				1	1	1	1
Europe Business Developer					1	1	2
US Market Business Developer					2	5	8
China Business Developer					3	3	3
Sales Team				1	1	2	2
Other - Auditor				1			
Total Staff				**9.5**	**17**	**24**	**29**

The table above presents the Company's staff and partner staff per year. C3B plans on increasing the staff headcount after funding, reaching 30+ employees within 12 to 18 months.

BOARD OF DIRECTORS AND EXECUTIVES

The following are short biographies of the principal directors and officers of C3B:

Martin Gallon – CEO
Mr. Gallon is a registered professional mining executive with over 45 years' experience in all phases of exploration and mining, both open pit and underground, from grass roots exploration through feasibility studies, mine development & construction, to process plant design and operational mine management. He developed, supervised, and authored feasibility and EPCM proposals for major engineering and construction groups and held progressively senior positions including VP Exploration, President, COO and CEO. More recently, Mr. Gallon focused on project evaluation, financing, development, construction and advancing a number of projects from grass roots to production in North, Central and South America where

he was responsible for two major exploration discoveries and designed, built, and operated three gold mines.

Julian Rosero – Chief Mining Engineer
Mr. Rosero graduated as an Engineer in Mines in 1973 and with a Post Degree in Mines Geology from the University of Leicester, England 1976. He has served as a field geologist in exploration geochemistry and mapping in the Ecuadorian Geological Survey since November of 1972, was a Mineralogy Teacher in the Faculty of GMYP of the Central University of the Ecuador from 1971 until October of 1985 and Mineral Exploration from November 1985 until 2001, and Director of the Ecuadorian Geological Survey from January to October of 2003 and Vice Minister of Mines from 2004 to 2005.

Chris Werner, CFO and Director
Mr. Werner is Past CEO of Ascendant Holdings Ltd which completed two separate IPO's on TSX for Ecuadorian based mining companies. He was also Founder and CEO of River Hills Resources which joint ventured with a Chinese State-Owned company to develop three projects in Ecuador. Recently, Mr. Werner became Co-Founder and CEO of Gorgona Gold S.A.C. which is a Peruvian based exploration company with ten mining projects comprising 22 concessions covering over 15,000 hectares and Co-Founder CEO of Pangea Resources S.A. which is a Nicaraguan based mining company which controls the Iberominas gold processing facility in North Western Nicaragua through a lease/purchase option.

Dana T. Jurika, COO
Mr. Jurika has 20+ years' experience in mining and finance. In the 90s he was part of Robertson Stephens an investment bank then acquired by Bank of Boston. Later he spent several years as a portfolio manager for a Hedge Fund. Mr. Jurika has brought two mineral exploration companies from startup through IPO. Most recently Dana has been the CFO of CMMC, Redstone, and SensorComm. He previously has sat on the board of several public and private corporations and holds the CFA designation.

NON-EXECUTIVE TECHNICAL ADVISORS

Technical Advisors will be compensated on an "as needed" basis and will receive limited stock options, provided they are engaged for consultant-based work.

James R. Simmons – U.S.A. Counsel
James received his law degree from George Washington University in 1988. Before joining N&S, Jim practiced with Tillinghast Collins & Graham in its corporate, commercial and real estate departments. Jim serves on the Banks and Trusts Committee of the Rhode Island Bar Association and his practice is concentrated in the areas of corporate law, banking and commercial law, mortgage lending, venture capital, private placements and real estate, bankruptcy, and creditors' rights. He is admitted to practice law in both Rhode Island and Massachusetts.

Dana Nicholas Hunsinger – Sales and Marketing
Ms. Nicholas Hunsinger is a sales, marketing, and business development specialist with over 25 years in the industry. She has represented companies throughout the APAC, MENA, European and North American markets with commodities, energy, textile, fashion design, human resource, supply chain logistics and import/export expertise.

Dana is the Co-Founder and Vice Chairman of American Standard Commodities Energy Resources, a company creating commodities brokerage strategies, solar energy farms, oil and gas exploration, and drilling in the South Western United States and abroad.

Jim Harlow – B.Eng. (Hons) – Digital Asset and Technical Advisor
Jim achieved advanced degrees in both Mechanical and Electrical Engineering from Fife College of Technology, Dundee University and Cranfield University; he has a background in executive business management for both private and public organisations. A founder of several software and technology companies (from start-up thru to exit.) His background and track record enable him to effectively develop the TURUM™ solution into a successful business.

Joseph Rubenstein, Cybersecurity and Distributed Ledger/Blockchain Advisor
Joseph is the mastermind of the technology behind UMBRA Technologies and C3Bullion's collaboration, Joseph is a key technology visionary of the future. He has been programming since the age of seven and began his first business at nine. He

has a proven track record of successful start-ups and technical innovation, as well as bringing technology to marketability. https://patents.google.com/?inventor=Joseph+E.+RUBENSTEIN

Jorn Knutsen, Cybersecurity and Distributed Ledger Advisor
Jorn has intimate knowledge of the blockchain marketplace, current solution availability to end users, their needs and wants. His grasp of SD-WAN technology has made him instrumental in C3Bullion's collaboration with UMBRA. He has a proven track record as a business leader, with strong focus on clients and market responsive organizations.

Anthony Short, Capital Formation Advisor
Anthony has a background in corporate and personal finance and taxation. He began at Citibank Limited with foreign exchange and significant corporate accounts. Anthony specialises in financial risk management and advises on funding structures for private and corporate clients.

Anthony has over 20 years of experience in the administration and management of listed public companies, including at board level, in formation and management. He is a Founding Director of GCP Capital Pty Ltd (Cabbel), a Perth based investment banking group.

Steve Graceffa, Technical Advisor
Stephen Graceffa has successfully delivered hundreds of web solutions for clients including Ariba, Analog Devices, Carbonite, Citizens Bank, Dell, Denon, GTECH, Imation, Major League Baseball, Textron, Schneider, and Xerox, to name only a few. A dynamic and energetic entrepreneur, Steve draws from his diverse background in the fields of business strategy and analysis, user experience design, computer science and marketing to provide clients with highly strategic, business-driven web counsel.

Alex Bussey, Website and Technical Advisor
Alex brings a multitude of talents to the C3Bullion team, with a BA in product design and an in-depth knowledge of the entire architecture of the C3Bullion website and portal application.

Alex has created multiple channels of early development, media, and web applications for C3Bullion and occasionally designs complex products for customers of Metal Wizards.

SIMMONS ASSOCIATES, LTD., U.S. Counsel (www.simmonsltd.com)
Simmons Associates, Ltd. provides the highest quality legal services in a number of areas of practice including securities, banking and commercial law, investment banking and financial markets, venture capital, private placements, finance, commercial mortgage lending, real estate, business, government relations, insurance defense, corporate and commercial litigation as well as consumer issues. The firm has attorneys admitted to the practice of law in Colorado, Rhode Island, Massachusetts, and the District of Columbia.

REGISTERED OFFICE
155 Main Street, Suite 301
Providence, RI 02903
TELEPHONE
+1 401 272 5800
WEBSITE
www.simmonsltd.com
ADVISOR, ACCOUNTANTS & BACK OFFICE AFFILIATES ATTORNEYS
Simmons & Associates

CONFLICTS OF INTEREST

At the present time, the Company does not foresee any direct conflict between our directors' executive officers, or significant employees other business interests and their involvement in the Company.

None of them has been the subject of the following events:

(1) He has not been convicted, within ten years before the filing of the offering statement (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:(i) In connection with the purchase or sale of any security;(ii) Involving the making of any false filing with the Commission; or(iii) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(2) He is not subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the offering statement, that, at the time of such filing, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:(i) In connection with the purchase or sale of any security;(ii) Involving the making of any false filing with the Commission; or(iii) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(3) He is not subject to a final order (as defined in Securities Act Rule 261 of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:(i) At the time of the filing of the offering statement, bars the person from:(A) Association with an entity regulated by such commission, authority, agency, or officer;(B) Engaging in the business of securities, insurance or banking; or(C) Engaging in savings association or credit union activities; or(ii) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such filing of the offering statement;

(4) He is not subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 or section 203(e) or (f) of the Investment Advisers Act of 1940 or (f)) that, at the time of the filing of this offering statement:(i) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer or investment adviser;(ii) Places limitations on the activities, functions or operations of such person; or(iii) Bars such person from being associated with any entity or from participating in the offering of any penny stock;

(5) He is not subject to any order of the Commission entered within five years before the filing of the offering statement that, at the time of such filing, orders the person to cease and desist from committing or causing a violation or future violation of:(i) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933, section 10(b) of the Securities Exchange Act of 1934 and 17 CFR 240.10b-5, section 15(c)(1) of the Securities Exchange Act of 1934 and section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder; or(ii) Section 5 of the Securities Act of 1933.

(6) He is not suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(7) He has not filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or offering statement filed with the Commission that, within five years before the filing of the offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(8) He is not subject to a United States Postal Service false representation order entered within five years before the filing of the offering statement, or is, at the time of such filing, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers hold their offices until they resign, are removed by the Board, or their successor is elected and qualified.

LEGAL STRUCTURE

There are three (3) Founders who are also current shareholders. The Founders are active in the business and are officers and/or directors of the Company.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

Other than the issuance of 5,000,000 shares of common stock to our Founders, we do not have any transactions with related persons to report.

The following table sets forth the numbers and percentages of our outstanding voting securities as of December 31, 2020 (as qualified in the footnotes thereto) by:

- each person known to the Company to be the beneficial owner of more than 10% of any class of the Company's outstanding voting securities;

- each of the Company's directors;

- each of the Company's executive officers; and

- all of the Company's directors and executive officers as a group.

The Company's voting securities consist of Common Stock and Preferred Stock. Beneficial ownership is determined in accordance with SEC rules and generally includes sole or shared voting or investment power with respect to voting securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any voting securities that such person or any member of such group has the right to acquire within 60 days of the date of this Offering Statement. For purposes of computing the percentage of the Company's outstanding voting securities held by each person or group of persons named above, any securities that such person or persons has the right to acquire within 60 days of the date of this Offering Statement are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as determined under SEC rules is not necessarily indicative of beneficial or other ownership for any other purpose. The inclusion herein of any securities listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated below, the business address of each person or entity listed is c/o C3BULLION, 8400 East Prentice Avenue, Greenwood Village, Colorado 80111 and C/O Simmons Associates, Ltd., 155 Main Street, Suite 301, Providence, RI 02903.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with any independent registered public accountant. As mentioned elsewhere herein, our financial statements have not been reviewed by an independent registered public accountant.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Offering Statement as having prepared or certified any part of this Offering Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The Law Offices of Simmons Associates, Ltd. will pass on the validity of the common stock being offered pursuant to this Offering Statement.

DESCRIPTION OF CAPITAL STOCK

Our Articles of Incorporation provides that we may issue up to 50,000,000 shares of common stock, $0.001 par value per share, referred to as common stock, and 10,000,000 shares of preferred stock, $0.001 par value per share, including up to 5,000,000 shares of Convertible Shares. As of the date of this Offering Statement, there are 5,000,000 Outstanding shares of common stock. Upon completion of the maximum offering, 10,000,000 shares of our common stock will be issued and outstanding, and 1,000,000 shares of Convertible Shares will be issued and outstanding.

Under Colorado law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered hereby will be duly authorized, validly issued, fully paid and non- assessable and all of the shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to the preferential rights of holders of any other class or series of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our Articles of Incorporation. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our Articles of Incorporation restrictions on the transfer and ownership of our stock.

Except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

Under Colorado law, a Colorado corporation generally cannot dissolve, amend its Articles of Incorporation, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Articles of Incorporation. Our Articles of Incorporation provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matters. Colorado law also permits a Colorado corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets will be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Preferred Stock

Our Articles of Incorporation authorizes our board of directors to classify any unissued shares of preferred stock into one or more classes or series of preferred stock. Prior to the issuance of shares of each class or series, our board of directors is required by Colorado law and by our Articles of Incorporation to set, subject to the provisions of our Articles of Incorporation regarding the restrictions on ownership and transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, none of the authorized 250,000 shares of Series A Convertible Preferred Stock are outstanding and we have no present plans to issue any additional shares of preferred stock. Holders of the Series A Convertible Preferred Stock has the same voting and liquidation rights as the common stock on an as-converted basis. Each share of Series A Convertible Preferred Stock is convertible into 2,500 shares of common stock.

General

Common Stock:	50,000,000
Preferred Stock:	10,000,000

The aggregate number of shares of all classes of capital stock which this corporation (the "Corporation") shall have authority to issue is 60,000,000, of which 50,000,000 shall be common stock, par value of $0.001 per share (the "Common Stock"), and 10,000,000 shall be preferred stock, par value of $0.001 per share (the "Preferred Stock").

The holders of Common Stock and Preferred Stock shall have and possess all rights as shareholders of the Corporation, including such rights as may be granted elsewhere by these Articles of Incorporation below.

Dividends on the Common Stock and Preferred Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully paid and nonassessable. Shareholders of the Corporation do not have a preemptive right to acquire unissued shares of the Corporation's capital stock.

INDEMNIFICATION

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation also shall indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

LIMITATION OF DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(i) for any breach of the director's duty of loyalty to the Corporation or to its shareholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for acts specified under Section 7-108-403 of the Colorado Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the director derived an improper personal benefit. If the Colorado Business Corporation Act is amended after this Article is adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Colorado Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

MEETINGS OF SHAREHOLDERS

Meetings of shareholders shall be held at such time and place as provided in the bylaws of the Corporation. At all meetings of the shareholders, one-third of all votes entitled to be cast at the meeting shall constitute a quorum.

NO CUMULATIVE VOTING

There shall be no cumulative voting for the election of directors.

ACTION BY SHAREHOLDERS

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by the shareholders having the minimum number of votes necessary to authorize or take such action at a meeting at which all of the Shares entitled to vote thereon were present and voted.

C3BULLION (the "Corporation"), a corporation organized and existing under the Colorado Business Corporation Act (the "CBCA"), hereby certifies that, pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board") by its Articles of Incorporation and pursuant to the provisions of the CBCA, effective as of June 4, 2018, the Board duly adopted the following resolution providing for the authorization of 5,000,000 Shares of the Corporation's common Stock (the "Share Stock"):

RESOLVED, that pursuant to the authority vested in the Board by the Corporation's Articles of Incorporation, the Board hereby establishes from the Corporation's authorized class of common stock a new series to be known as "Convertible Share Stock," consisting of 10,000,000 Shares, and hereby determines the designation, preferences, rights, qualifications, limitations and privileges of the Convertible Share Stock of the Corporation to be as follows:

1. **Designation and Amount.** Of the 50,000,000 shares of Company's authorized Common Stock, $0.001 par value per share, 5,000,000 are designated as "Convertible Share Stock," with the rights and preferences set forth below.

2. **Voting Rights.** Each holder of Shares of Share Stock shall be entitled to the number of votes equal to the number of Shares of Common Stock into which such Shares of Share Stock could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company.

Except as otherwise provided herein or as required by law, the Share Stock shall vote together with the Common Stock at any annual or special meeting of the shareholders and not as a separate class and may act by written consent in the same manner as the Common Stock.

3. **Dividends.**

     (a)   8% Dividend. The holders of the Share Stock shall be entitled to receive, when and if declared by the Board of Directors out of funds legally available for such purpose, dividends of 8% per annum of the Original Purchase Price (the "Share Dividend"). Such dividends shall be non-cumulative, and in preference to the holders of Common Stock.

     (b)   Common Stock Dividends. In the event any dividends are paid or set aside on any share of Common Stock, the corporation shall simultaneously pay or set aside an additional dividend on all outstanding Shares of Share Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of common Stock.

     (c)   Other Dividends. The holders of the Share Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such other dividends as may be declared from time to time by the Board of Directors.

4.   **Liquidation Rights.** The Share Stock shall have liquidation preference over the Corporation's Common Stock. Accordingly, upon any liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, the holders of the Share Stock shall receive preference over the holders of the Common Stock and holders of Shares of capital stock that rank junior to the Share Stock. Holders of the Share Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Share Stock an amount equal to $4.00 per share of the Share Stock (as adjusted for stock splits and combinations, stock dividends, reclassifications and the like) plus any declared but unpaid dividends (the "Share Liquidation Preference") before any distribution or payment shall be made to the holders of any Common Stock, equity equivalent securities of the Corporation that rank *pari passu* with the Common Stock or any Shares of stock capital stock that rank junior to the Share Stock. If the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets shall be distributed to the Shareholders, pro rata in accordance with the respective amounts that would be payable on such Shares if all amounts payable thereon were paid in full. After payment of the Share Liquidation Preference to the holders of the Share Stock, any remaining proceeds thereafter shall be distributed ratably to holders of the Common Stock, and the Share Stock shall not participate in distributions to holders of Common Stock. The Corporation shall provide 10 days' notice to Shareholders prior to the record date for any Deemed Liquidation Event to allow the holders to convert and therefore participate as Common Shareholders in lieu of participating as Shareholders.

For the purpose of this Certificate of Designation, a "Deemed Liquidation Event" means each of the following events:

     (A)   a sale, lease or other disposition of all or substantially all of the assets (including goodwill and intangible assets) of the Corporation and, if any, its subsidiaries on a consolidated basis;

     (B)   any consolidation or merger of the Corporation with or into any other person that is not a shareholder, an affiliate of a shareholder, or an affiliate of the Company, or

     (C)   any other Corporation reorganization, in which the shareholders immediately prior to such consolidation, merger or reorganization own equity Shares of the entity surviving such merger, consolidation or reorganization representing less than 50% of the combined voting power or economic Shares of the outstanding securities of such entity immediately after such consolidation, merger or reorganization.

5.   **Conversion Rights.** The holders of the Share Stock shall have the following rights with respect to the conversion of the Share Stock into Shares of Common Stock:

     (a)   Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any Shares of Share Stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable Shares of Common Stock. The number of Shares of Common Stock to which a holder of Share Stock shall be entitled upon conversion (the "Conversion Ratio") shall be determined by dividing (x) the Original Purchase Price by (y) the Conversion Price in effect at the close of business on the conversion date.

     (b)   Conversion Price. The Conversion Price for the Share Stock shall initially be the Original Purchase Price, subject to adjustment pursuant to this Section 5 (the "Conversion Price").

     (c)   Automatic Conversion. Each share of Share Stock shall automatically convert at the then current Conversion Ratio into fully paid non-assessable Shares of Corporation Common Stock, (i) immediately upon the written consent of holders of a majority of the issued and outstanding Share or (ii) immediately prior to the closing of a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Shares of Common Stock of the Corporation at a per share price not less than five times the Original Purchase Price (as adjusted for stock splits and combinations, stock dividends, reclassifications and the like) per share and for a total offering of not less than $20 million (before deduction of underwriters commissions and expenses) (a "Qualified IPO").

(d) Mechanics of Conversion. No fractional Shares of Common Stock shall be issued upon the conversion of the Share Stock. If the number of Shares to be issued to the holders of the Share Stock is not a whole number, then the number of the Shares shall be rounded up to the nearest whole number. Before any holder of Share Stock shall be entitled to convert the same into full Shares of Common Stock, and to receive certificates therefor, he shall either (xx) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or (yy) notify the Corporation that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an automatic conversion event (being that set forth in Section 5(c) hereof), the outstanding Shares of Share Stock shall be converted automatically without any further action by the holders of such Shares and whether or not the certificates representing such Shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the Shares of Common Stock issuable upon such automatic conversion event unless either the certificates evidencing such Shares of Share Stock are delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an automatic conversion event, each holder of record of Shares of Share Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such Shares of Share Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of Shares of Share Stock, or that the certificates evidencing such Shares of Common Stock shall not then be actually delivered to such holder.

(e) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding Shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of Shares of Common Stock, the Conversion Price of the Share Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding Shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of Shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Certificate of Adjustment. In each case of an adjustment or readjustment of the conversion Price for the number of Shares of Common Stock or other securities issuable upon conversion of the Share Stock, the Corporation shall compute such adjustment or readjustment in accordance herewith and the Corporation's Chief Financial Officer (or other proper officer) shall notify each registered holder of the Share Stock. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

(g) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued Shares of Common Stock, solely for the purpose of effecting the conversion of the Shares of the Share Stock, such number of its Shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Shares of Share Stock, and if at any time the number of authorized but unissued Shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Shares of Share Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Shares of Common Stock to such number of Shares as shall be sufficient for such purpose.

6. **Share Protective Provisions.** Except as otherwise required by law, at any time when at least 5,000,000 Shares of Convertible Share Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Convertible Share Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the holders of at least a majority of the then outstanding Shares of Convertible Share Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) Except for filing a Certificate of Designation to create or issue any new class or series of Shares having rights, preferences or privileges junior to the Convertible Share, amend, alter, waive or repeal any provision of the Articles of Incorporation of the Corporation, including this Certificate of Designation of the Convertible Share Stock;

(ii) increase or decrease the authorized number of Shares of Preferred Stock of the Corporation;

(iii)   create or issue any new class or series of Shares having rights, preferences or privileges senior to or on parity with the Convertible Share;

(iv)   repurchase or redeem any Shares of the Common Stock of the Corporation other than (i) the repurchase or redemption from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or other relationship, (ii) the repurchase of Shares of Common Stock of the Corporation pursuant to that certain Shareholders Agreement between the Corporation and certain founders dated June 4, 2018, and (iii) the repurchase of Shares of Common Stock of the Corporation pursuant to that certain Share Holders Agreement of an even date herewith;

(v)   liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect a Deemed Liquidation Event of the Corporation;

(vi)   effect a reclassification, reorganization or recapitalization of the outstanding capital stock of the Company; or

(vii)   pay or declare any dividend or make any distribution on, any Shares of capital stock of the Corporation other than (i) dividends or distributions on the Convertible Share Stock as expressly authorized herein or (ii) dividends or other distributions payable on the Common Stock solely in the form of additional Shares of Common Stock.

7.   **Reissuance of Stock.** Any Shares of Convertible Share Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be canceled, retired and eliminated from the Shares of Share Stock that the Corporation shall be authorized to issue. All such Shares shall upon their cancellation become authorized but unissued Shares of Preferred Stock and may be reissued as part of a new series of Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation.

8.   **Severability.** If any right, preference or limitation of the Share Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

9.   **Amendment and Waiver.** This Certificate of Designation shall not be amended, either directly or indirectly or through merger or consolidation with another entity, in any manner that would alter or change the powers, preferences or special rights of the Convertible Share Stock so as to affect them materially and adversely without the consent of a majority of the outstanding Shares of Convertible Share Stock. Any amendment, modification or waiver of any of the terms or provisions of the Convertible Share Stock shall be binding upon all holders of Convertible Share Stock.

10.   **Notices.** Any notice required by the provisions of this Certificate of Designation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by email, on the next business day; (iii) five days after having been sent by U.S. mail; or (iv) one day after deposit with a recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices to the Corporation shall be addressed to the Corporation's President at the Corporation's principal place of business on file with the Secretary of State of the State of Colorado. All notices to stockholders shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

* * * * *

Transfer Agent and Registrar

Our transfer agent and registrar for our shares of common stock is Action Stock Transfer Corporation, its address is 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121, and its telephone number is (801) 274-1088.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no active public market for our common stock. We can provide no assurance as to:
(1) the likelihood that an active market for our shares of common stock will develop; (2) the liquidity of any such market;
(3) the ability of the stockholders to sell the shares; or (4) the prices that stockholders may obtain for any of the shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of common units in our operating partnership tendered for redemption), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See "Risk Factors—Risks Related to the Market for Our Common Stock". For a description of certain restrictions on transfers of our shares of common stock held by our stockholders, see "Description of Capital Stock."

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. "Restricted securities" include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months, and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (B) if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows (1) at least twelve months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three-month period, more than 1% of the shares of our common stock then outstanding as shown by the most recent report or statement published by us, which will equal approximately 2,500,000 shares immediately after this offering.

C3BULLION Shares

The Company is offering up to 5,000,000 of C3BULLION Convertible Shares ("**Shares**") at an offering price of $1.00 per Share in this Offering and $20,000,000 in the Combined Offering.

Each Share will initially entitle the holder to receive, if and when issued, one C3BULLION Share. The Shares may be exchanged for C3BULLION Shares at any time after the genesis offering is completed. The Shares will expire, if not previously exchanged, five (5) years from the date of the initial closing of this Offering. Commencing 12 months after the date of the initial closing, the Shares will upon election by us, be automatically converted into shares of our Common Stock. Assuming the sale of the Maximum Amount of Shares, the number of shares of Common Stock to be issued upon exchange of all outstanding Shares shall equal up to 35% of our total issued and outstanding Common Stock on a fully diluted basis following such election by us and conversion. If less than the Maximum Amount of Shares are sold, then the number of shares of our Common Stock issuable upon conversion will be ratably reduced.

After the C3BULLION genesis offering, holders of Shares desiring to exchange their Shares for C3BULLION Shares may do so by delivering to a duly executed exchange notice to us.

<u>Redemption</u>

Each Share shall be subject to mandatory redemption by us after the closing of the Genesis Offering of the C3BULLION Shares, upon twenty (20) days prior written notice.

<u>Restrictions on Transfer</u>

Shares will be subject to the limitations of Rule 144, other than the holding period requirement. In addition, various State Blue Sky laws may restrict transfer of Shares until such time we have qualified the Shares for secondary trading.

<u>Ability to Void a Sale of Shares</u>

We have the right to void a sale of Shares in the Offering and compel an investor to return them to us, if we have reason to believe that such investor acquired the Shares as a result of a misrepresentation, including with respect to such shareholder's representation that it is a "qualified purchaser" or an "accredited investor" as defined pursuant to Regulation A or Regulation D promulgated under the Securities Act, respectively, or if the investor or the sale to the investor is otherwise in breach of the requirements set forth in our certificate of incorporation, as amended, or bylaws, copies of which are exhibits to the Offering Statement in which this Offering Statement has been filed with the SEC.

<u>Rights as a Stockholder</u>

Except as otherwise provided in the Shares or by virtue of such holder's ownership of shares of Common Stock, the holder of a Share does not have the rights or privileges of a holder of Common Stock, including any voting rights.

<u>Governing Law</u>

The Shares are governed by and construed in accordance with the laws of the State of Colorado.

The foregoing is a brief summary of certain terms and conditions of the Shares to be issued in connection with this Offering and are subject in all respects to the provisions contained in the Shares. See "Plan of Distribution" for additional information about Agent Shares to be issued to any Selling Agents in connection with this Offering.

Common Stock

Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Series A Convertible Preferred stock, par value $0.001 per share (the "**Preferred Stock**"). Our board of directors is authorized by the Company's certificate of incorporation to establish such classes or series of Preferred Stock, issue shares of each such class or series and fix the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each such class or series, without any vote or other action by any holders of any of the Company's Common Stock. Each such class or series will have the terms set forth in a certificate of designations relating to such class or series filed with the state of Colorado or otherwise made a part of our certificate of incorporation, as it may be amended and restated from time to time.

<u>Voting Rights</u>

Holders of Common Stock will have one vote per share and may vote to elect our board of directors and on matters of corporate policy.

<u>Dividend Rights</u>

Holders of Common Stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any Preferred Stock. We have not issued any dividends in the past and we have no plans to issue any dividends in the future.

<u>Liquidation Rights</u>

Subject to and qualified by the rights of the holders of shares of any other class or series of our Preferred Stock, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and after the holders of shares of any other class or series of the Company's Preferred Stock have received the amounts owed and available for distribution to them on a preferential basis, if any, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to shareholders, ratably in proportion to the number of shares of Common Stock held by them.

The foregoing is a summary of the rights and limitations of the Common Stock provided for in the Company's certificate of incorporation, as amended and restated from time to time. For more detailed information, please see the Company's certificate of incorporation, as amended, and bylaws, copies of which are exhibits to the Offering Statement of which this Offering Statement forms a part, which Offering Statement has been filed with the SEC.

C3BULLION Shares

For a discussion of the proposed terms relating to the C3BULLION Shares, which have yet to be formed, please see the description of the C3BULLION Shares under the Section of this Offering Statement entitled, C3BULLION Shares on page __.

NOTICE TO PURCHASERS

This Offering has not been registered or qualified under the securities laws of any jurisdiction anywhere in the world. The Shares and the Shares, if issued, are being offered and sold only in jurisdictions where such registration or qualification is not required, including pursuant to applicable exemptions that generally limit the purchasers who are eligible to purchase the Shares and the Shares, if issued, and that restrict the Securities' resale. Holders of the Shares may never offer, sell, assign, transfer, pledge, encumber or otherwise dispose of the Shares. The Shares may not be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of except as permitted under applicable securities laws and the additional restrictions imposed on the Shares hereunder. In addition, Token holders will not be able to transfer their Shares until the Company designates or creates a Designated Exchange or notifies Token holders that peer-to-peer transfers will be permitted and provides holders with the requirements and conditions to effect peer-to-peer transfers. **Furthermore, there can be no assurance that any Designated Exchange will be chosen or created or that all Token holders will have access to a Designated Exchange or that peer-to-peer transfers will ever be permitted.**

Digital Notices

The Shares are digital instruments and, as such, will not contain legends. However, purchasers (including secondary purchasers) of Shares will be required to be presented with the information required to be provided to such holders pursuant to and in the manner contemplated by Section of the Colorado Model Business Corporation Act regarding, among other things, restrictions on transfer of the Shares, including the legend set forth in paragraph 9 above, and, at a minimum, must affirmatively signal their understanding of the information and provide the Company with certain representations on their investor status and location. The Token Terms and Conditions will be presented at that time as well.

SELLING RESTRICTIONS

No action may be taken in any jurisdiction that would permit a public offering of the Securities or the possession, circulation or distribution of this Memorandum in any jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this Memorandum nor any other offering material or advertisements in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Purchasers in Australia

Neither this Memorandum, nor any other disclosure document in relation to the Securities, has been, will be, or needs to be, lodged with the Australian Securities & Investments Commission. This Memorandum is not a product disclosure statement under Division 2 of Part 7.9 of the Corporations Act 2001 (CTH) (the "Australia Act") nor is it a prospectus under Chapter 6D of the Australia Act, and the Securities have not been, and will not be, registered as a managed investment scheme under the Australia Act.

An offer of the Securities is made in Australia only to "wholesale clients" as defined by the Australia Act ("Wholesale Clients") and can only be accepted by a recipient if they are a Wholesale Client.

No Securities will be issued or arranged to be issued, and no recommendations to acquire Securities will be made, which would require the provision of a product disclosure statement under Division 2 of Part 7.9 of the Australia Act or the provision of a financial services guide or a statement of advice under Division 2 or 3 of Part 7.7 of the Australia Act.

Neither this Memorandum, the offer contained herein nor any other disclosure document in relation to the Securities can be partially or wholly distributed, published, reproduced, transmitted or otherwise made available or disclosed by recipients to any other person in Australia.

Notice to Prospective Purchasers in the European Economic Area

In relation to each Member State of the European Economic Area (each a "Member State"), which has implemented the Prospectus Directive, the Company has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of the Securities to the public in a Member State, except that it may, with effect from and including such date, make an offer of Securities in a Member State at any time under the following exemptions as provided by the Prospectus Directive:

(a) to legal entities which are qualified investors, as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospective Directive;

(c) in any other circumstances falling within the scope of Article 3(2) of the Prospectus Directive.

For the purposes of the above, (i) the expression an "offer of the Securities to the public" in relation to any Securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the Offering and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and (ii) the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in each Member State.

Notice to Purchasers in France

The Offering is not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this Memorandum nor any other documents or materials relating to the Offering have been or will be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (*personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers*) and/or (ii) qualified investors (*investisseurs qualifiés*) acting for their own account (other than individuals), and all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1 and D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French *Code Monétaire et Financier*, are eligible to participate in the Offering. Neither this Memorandum nor any other documents or materials relating to the Offering have been or will be submitted for clearance to or approved by the *Autorité des marchés financiers*. The direct or indirect distribution to the public in France of any so acquired Securities may be made only as provided by Articles L.411-1, L.411-2, L. 412-1 and L.621-8 to L.621-8-3 of the French *Code Monétaire et financier* and applicable regulations thereunder.

This Memorandum, and any related document or material, shall not be considered, nor construed, as any form of financial investment advice, solicitation or advertisement.

Notice to Prospective Purchasers in Hong Kong

The Securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made thereunder, or in circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 622) of Hong Kong.

No person has issued or had in its possession for the purposes of issue, or will issue or have in its possession of the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made thereunder.

Notice to Prospect Investors in Israel

This Memorandum does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this Memorandum is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, and entities with shareholders' equity in excess of NIS 250 million, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as institutional investors). Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, the Company may distribute and direct this Memorandum in Israel, at its sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Notice to Prospective Purchasers in Singapore

Each investor has acknowledged that this Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the "MAS"). Accordingly, this Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities, may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA")) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,
(c) securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the units, as the case may be, pursuant to an offer made under Section 275 of the SFA except:

(1)   to an institutional investor pursuant to Section 274 of the SFA or to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)   where no consideration is or will be given for the transfer;

(3)   where the transfer is by operation of law;

(4)   as specified in Section 276(7) of the SFA; and/or

(5)   as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

By accepting receipt of this Memorandum, any person in Singapore represents and Shares that he is entitled to receive such Memorandum in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein.

Notice to Prospective Purchasers in The Netherlands

The Securities may not be offered or sold in The Netherlands to any persons other than qualified investors within the meaning of the Prospectus Directive. For purposes of the above, the expression "Prospectus Directive" shall have the meaning given to it in the paragraph "Notice to Prospective Purchasers in the European Economic Area" above.

Notice to Prospective Purchasers in the United Kingdom

With respect to offers and sales of the Securities that are the subject of this Memorandum, offers or sales of any of such Securities to persons in the United Kingdom are prohibited in circumstances which have resulted in or will result in such Securities being or becoming the subject of an offer of transferable securities to the public as defined in Section 102B of the Financial Services and Markets Act 2000 (as amended) (the "FSMA") and all applicable provisions of the FSMA must be complied with, with respect to anything done in relation to such Securities in, from or otherwise involving the United Kingdom.

To the extent this Memorandum is distributed in the United Kingdom, it will only be distributed to and directed at: (i) persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "FPO"); (ii) high net worth entities and other persons to whom it may otherwise lawfully be communicated falling within Article 49 of the FPO; (iii) certified sophisticated investors falling within Article 50 of the FPO; or (iv) other persons to whom it may lawfully be directed under an exemption contained in the FPO (the persons specified in (i), (ii), (iii) and (iv) above are, together, referred to as "relevant persons"). Persons who are not relevant persons must not act on or rely on this Memorandum or any of its contents. Any investment or investment activity to which this Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons. Relevant persons in receipt of this Memorandum must not distribute, publish, reproduce, or disclose this Memorandum (in whole or in part) to any person who is not a relevant person.

In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received in connection with the issue or sale of such Securities will only be communicated, or be caused to be communicated, in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

Token Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Shares and Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "*Code*"), existing and proposed Treasury Regulations thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this Memorandum and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is addressed only to beneficial owners of the Shares and Shares that purchase them for cash on original issuance, and to beneficial owners that hold the Shares or Shares as "capital assets" within the meaning of Section 1221 of the Code.

This discussion does not address all of the tax considerations that may be relevant to a purchaser of Shares or Shares in light of its particular circumstances or to purchasers that are subject to special rules, such as: banks and other financial institutions; insurance companies; real estate investment trusts and regulated investment companies; tax-exempt organizations; pension funds and retirement plans; brokers and dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of tax accounting; persons that own the Shares or Shares as a position in a hedging transaction; persons that own the Shares or Shares as part of a "straddle," "conversion" or other integrated transaction for tax purposes; or U.S. Holders (as defined below) whose "functional currency" for tax purposes is not the United States dollar.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of a Token or Share that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (B) it has a valid election in effect to be treated as a United States person. As used in this discussion, the term "non-U.S. Holder" means a beneficial owner of Notes or Shares (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of the Notes or Shares.

Characterization of the Shares and Shares

There are no regulations, published rulings or judicial decisions involving the characterization for US federal income tax purposes of instruments with substantially the same terms as either the Shares or the Shares. Thus, the characterization of these instruments is uncertain. It should be expected that the Internal Revenue Service ("***IRS***") or a court would determine this characterization based on a consideration and weighing of the characteristics of these instruments. Except for purposes of withholding on payments to non-US persons discussed below, the Company intends to treat the Shares as equity in the Company analogous to preferred stock and to treat the Shares as a forward contract arrangement to purchase the Shares on the terms provided. Other characterizations of each of the Shares and Shares are possible, some of which are discussed briefly below, which may have less favorable US federal income tax consequences for investors. Potential purchasers are strongly advised to consult their own tax advisors as to the US federal income tax characterization of the Shares and Shares and the consequences to them of the various alternative characterizations.

Characteristics of Shares.

As noted, the Company intends generally to treat the Shares as preferred equity in the Company. Among the characteristics of the Shares that support equity treatment are their treatment as a type of stock under Colorado law, their rights to dividends and their rights to participate in proceeds if the Company is liquidated. Among the characteristics of the Shares that are less supportive is the non-traditional form of the Shares.

Characteristics of Shares.

As noted, the Company intends generally to treat the Shares as a forward contract to purchase the Shares and thus a prepaid forward contract to purchase equity of the Company. Among the characteristics of the Shares that support such treatment are their terms providing for purchase of Shares on fixed terms for a fixed price during each of the Pre-Sale Period and the Subsequent Sale Period, as well as the lack of participation of the Shares in dividends and liquidation proceeds. The Shares, however, may remain outstanding indefinitely if Shares are not issued (unless the Shares are redeemed by the Company), which is not a usual feature of a prepaid forward contract.

The following is a description of the US federal income consequences of holders that would obtain if the Company's characterization of the Shares as preferred equity and the Shares as prepaid forward contracts prevails. Other characterizations are possible, as explained in more detail below, and these could have less favorable US federal income tax consequences for holders.

US Holders

Tax Treatment of Shares

Dividends

For US federal income tax purposes, the gross amount of any cash Dividends paid to US Holders will be treated as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under US federal income tax principles). Dividends paid by the Company may be eligible for the dividends-received deduction generally allowed to corporate US Holders.

To the extent that an amount received by a US Holder exceeds the allocable share of the Company's current and accumulated earnings and profits, such excess will be applied first to reduce such US Holder's tax basis in its Shares and then, to the extent it exceeds the US Holder's tax basis, it will constitute capital gain from a deemed sale or exchange of such Shares (see "Gain or Loss upon Sale or Other Disposition of Shares or Shares", below).

The amount of any distribution paid in property other than cash, including Bitcoin, Ether or additional Shares (defined as a "PIK Dividend") will equal the dollar value of the property so distributed, calculated as of the date the dividend is received by a US Holder, and will otherwise be subject to the above rules.

Tax Treatment of Shares

The treatment of the Shares as a prepaid forward contract generally means that a US Holder would have has no tax consequences upon acquiring the Share. Upon receipt of the Shares, the US Holder would be treated as purchasing the Shares for its original purchase price for the Shares plus the price paid for the Shares, and the holder's initial tax basis in the Shares would be the sum of these amounts.

In the event no Shares are issued, it is not clear whether a US Holder would be able to claim a loss with respect to its investment in the Shares, unless the Company redeems the Shares, or the US Holder otherwise disposes of them.

Gain or Loss upon Sale or Other Disposition of Shares or Shares

In general, a US Holder that sells, exchanges or otherwise disposes of its Shares or Shares (including by redemption) will recognize capital gain or loss in an amount equal to the amount realized for the Shares and the US Holder's tax basis in the Shares or Shares disposed of. For non-corporate US Holders, including individuals, any capital gain generally will be subject to US federal income tax at preferential rates (currently a maximum of 20%) if the US Holder's holding period for the Shares or Shares exceeds one year. The deductibility of capital losses is subject to significant limitations.

Medicare Tax

Certain US Holders who are individuals, estates or trusts are required to pay a Medicare tax of 3.8% (in addition to taxes they would otherwise be subject to) on their "net investment income" which would include, among other things, dividends and capital gains from the Shares and capital gains from the Shares.

Alternative Characterizations

Each of the Shares and the Shares are subject to possible characterizations for US federal income tax purposes different from those described above. The Shares could be viewed as a type of "phantom" or derivative stock right that is not itself equity in the Company. Less likely, the Shares might be characterized as debt of the Company. The Shares could be viewed as agreements for the present sale stock of the Shares on a "when issued" basis, or, alternatively, as options to buy the Shares or, less likely, some type of non-stock right. US Holders should be aware that several of these characterizations could be disadvantageous for the holder's US federal income tax treatment, including the timing and characterization of the holder's income.

Holders should also be aware that the IRS has issued guidance, Notice 2014-21, regarding the treatment of "virtual currencies" such as Bitcoin. The Company believes that the Shares have important difference from a virtual currency, chiefly that they cannot generally be used as a medium of exchange for goods or services and will be traded, if at all, only in the broker/dealer arrangements described herein.

US Holders are strongly encouraged to consult their US tax advisors regarding the US federal income tax characterization of the Shares and Shares and the consequences of these alternative characterizations.

Non-US Holders

Dividends on Shares

As for US Holders above, Dividends on Shares to non-US Holders will constitute dividends for US federal income tax purposes to the extent paid from the Company's current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent Dividends exceed both current and our accumulated earnings and profits, they will be treated as a return of capital and first will reduce the holder's basis in the Shares, but not below zero, and then will be treated as gain from the sale of stock, subject to the tax treatment described below in "— Gain on Sale or Other Taxable Disposition of Shares and Shares."

Any dividend paid to a non-US Holder will be subject to US federal withholding tax at a rate of 30% of the gross amount of the dividend, except to the extent that the dividends are "effectively connected" dividends, as described below. The Company and its paying and withholding agents generally will not apply lower rates of withholding that would be applicable to dividends under an applicable income tax treaty, unless they judge that such lower rate would also be available for each of the alternative characterizations of the transaction. *See* "US Holders—Alternative Characterizations", above. In order to be eligible for a reduced treaty rate, a non-US Holder must provide the Company with a properly completed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If a non-US Holder holds stock through a financial institution or other agent acting on its behalf, the holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. If, after consulting with its tax advisors, a non-US Holder believes it is eligible for a reduced rate of withholding tax pursuant to an income tax treaty that was not applied to the Dividend, such US Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

The above rules fully apply to PIK Dividends. For PIK Dividends, the amount withheld will be based on the fair market value of the PIK Dividend, and the PIK Dividend amount will be reduced accordingly. The Company may also withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. Again, a non-US Holder may file a claim for refund with the IRS if it believes an excess amount has been withheld.

Dividends and PIK Dividends that are effectively connected with the conduct of a US trade or business (and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained in the United States) are exempt from such withholding tax. In order to obtain this exemption, a non-US Holder must provide an IRS Form W- 8ECI (or other successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to US federal withholding tax, are generally taxed at the same graduated rates applicable to US persons, net of certain deductions and credits. In addition, in the case of a corporate non-US Holder, dividends received that are effectively connected with the conduct of a US trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Sale or Other Disposition of Shares and Shares

A non-US Holder generally will not be required to pay US federal income tax on any gain realized upon the sale or other taxable disposition of Shares or Shares unless (1) the gain is effectively connected with the conduct of a US trade or business by the non-U.S. Holder (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained in the United States), (2) the non-US Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, or (3) the Shares constitute a US real property interest by reason of our status as a "United States real property holding corporation" for US federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-US Holder's holding period for the Shares.

In general, the Company would be a USRPHC if its "US real property interests" comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus its other assets used or held in a trade or business. The Company believes that it is not currently and (based upon its projections as to its business) will not become a USRPHC. However, because the USRPHC determination depends on the fair market value of the Company's US real property relative to the fair market value of our other business assets, there can be no assurance that the Company will not become a USRPHC in the future.

A non-US Holder described in (1) above will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated US federal income tax rates generally applicable to US persons, and corporate non-US Holders described in (1) above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-US Holder described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by US source capital losses for that year (even though the non-US Holder is not considered a resident of the United States), provided that the non-US Holder has timely filed US federal income tax returns with respect to such losses. A non-US Holder should seek advice on any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding Tax

Distributions made to holders and proceeds paid from the sale, exchange, redemption or disposal of Shares or Shares may be subject to information reporting to the IRS. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not US persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-US status in connection with payments received within the United States or through a US-related financial intermediary to establish that it is an exempt recipient. Backup withholding is not an additional tax; amounts withheld as backup withholding may be credited against a holder's US federal income tax liability.

THE US FEDERAL INCOME TAX TREATMENT OF THE SHARES AND Shares IS NOT CLEAR AND THE FOREGOING DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF US FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES, NOR DOES SUCH DISCUSSION ADDRESS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAX LAWS OR OF ANY US FEDERAL TAX LAWS OTHER THAN THE INCOME TAX LAWS. ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE US FEDERAL INCOME TAX CHARACTERIZATION OF THE SHARES AND Shares, AS WELL AS THE OTHER TAX CONSEQUENCES OF ACQUISITION, OWNERSHIP AND DISPOSITION OF Shares IN THEIR OWN PARTICULAR CIRCUMSTANCES.

<u>U.S. Tax Considerations</u>

The following summary of the Federal income tax consequences to Share Holders is based upon the Code, the regulations and rulings promulgated thereunder and judicial decisions, any of which are subject to change with prospective or retroactive application. A description of all of the aspects of Federal, state and local tax laws that may affect the tax consequences of investing in the Company is beyond the scope of this Memorandum. The Board has not, did not seek, nor receive an opinion of counsel or a ruling from the Internal Revenue Service ("IRS") concerning any aspect of the Company. Therefore, a potential investor should seek advice from its own tax counsel.

CERTAIN ERISA CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 4975 of the Code prohibit, among other things, certain transactions that involve: (i) certain pension, profit-sharing, employee benefit or retirement plans or individual retirement accounts, including any entity that is deemed to hold the assets of such plans or accounts, (as discussed below, each, a "Plan") and (ii) any person who is a "party in interest" or "disqualified person" with respect to a Plan. Consequently, the fiduciary of a Plan contemplating an investment in the Shares should consider whether the Company, the Company, any other person associated with the issuance of the Shares, or any affiliate of the foregoing is or might become a "party in interest" or "disqualified person" with respect to the Plan and, if so, whether an exemption from such prohibited transaction rules is applicable. In addition, Department of Labor regulations provide that, subject to certain exceptions, the underlying assets of an entity in which a Plan holds an equity interest may be considered assets of an investing Plan, in which event, the underlying assets of such entity (and trans- actions involving such assets) would also be subject to the prohibited transaction provisions of ERISA and Section 4975 of the Code. The Company intends to qualify for one or more of the exceptions available under such regulations and thereby prevent the underlying assets of the Company from being considered assets of any investing Plan.

The following is a summary discussion of certain considerations associated with an investment in the Company by an "employee benefit plan" as defined in and subject to Title I of ERISA, or by a "plan" as defined in and subject to Section 4975 of the Code, including tax-qualified retirement plans described in Section 401(a) of the Code, tax-qualified annuity plans described in Section 403(b) of the Code and individual retirement ac- counts or individual retirement annuities described in Section 408 of the Code. Each such "employee benefit plan" under ERISA and each such "plan" under Section 4975 is hereinafter referred to as a "Plan," and, as an investor in the Company, an "ERISA Partner." Employee benefit plans that are "governmental plans" (as defined in Section 3(32) of ERISA) and certain "church plans" (as defined in Section 3(33) of ERISA) are not subject to ERISA or to Section 4975 of the Code but may be subject to other laws that impose restrictions on their investments.

This discussion is necessarily general and does not address all aspects of issues that may arise under ERISA or the Code. No assurance can be given that future legislation, administrative rulings, court decisions or regulatory action will not modify the considerations set forth in this discussion.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan. Under ERISA, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan (including entities whose underlying assets include "plan assets" under the Plan Assets Regulation, as defined below), or who renders investment advice to the Plan for a fee or other compensation, is generally considered to be a fiduciary of the Plan.

Before purchasing Shares with the assets of a Plan, a fiduciary of any Plan subject to ERISA should con- sider, among other things, particularly in light of the risks and lack of liquidity inherent in an investment in the Company: (i) whether investment in the Company satisfies the prudence, diversification and liquidity requirements of ERISA; and (ii) whether the investment is in accordance with the Plan's investment policies and governing documents and is otherwise an appropriate investment. A fiduciary of any Plan should also consider whether the purchase or ownership of Shares would constitute or give rise to a prohibited transaction under ERISA or the Code (as discussed below). A fiduciary can be personally liable for losses incurred by a Plan resulting from a breach of fiduciary duties.

Prohibited Transactions

Certain provisions of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Plan and persons who have certain specified relationships to the Plan ("parties in interest" under ERISA and "disqualified persons" under Section 4975 of the Code).

The Company or other entities involved in this offering of Shares, or their respective affiliates, may be a fiduciary, a "party in interest" or a "disqualified person" with respect to Plans that purchase, or whose as- sets are used to purchase, Shares. Absent an available prohibited transaction exemption, the fiduciaries of a Plan should not purchase Shares with the assets of any Plan if the Company or any affiliate thereof is a fiduciary with respect to such assets of the Plan unless such fiduciaries of such Plan have otherwise concluded that no prohibited transactions would arise. Plan fiduciaries should consult their own legal advisors as to whether such purchases could result in liability under ERISA or the Code.

Plan Assets

Prospective Plan investors should also consider whether an investment in Shares would cause the under- lying assets of the Company to be deemed to be "plan assets" (as discussed below) with respect to the Plan. If the underlying assets of the Company were deemed to be "plan assets," then, among other results, (i) the prudence and other fiduciary standards of ERISA would apply to investments made by the Company, (ii) certain transactions that the Company might enter into in the ordinary course of business and operation might constitute "prohibited transactions" under ERISA and the Code, (iii) those with discretion over (or who provide investment advice with respect to) the investment or administration of the Company could become Plan fiduciaries and (iv) various reporting and other obligations under Parts 1 and 4 of Subtitle B of ERISA might be expanded. Other possible effects are also further discussed below.

Certain regulations (the "Plan Assets Regulation") promulgated by the United States Department of Labor generally provide that when a Plan subject to Title I of ERISA or Section 4975 of the Code acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless an exemption or exception applies. Exceptions to this so-called "look-through" rule apply if: (i) equity participation in the entity by "benefit plan investors" is not "significant" or (ii) the entity is an "operating company," in each case as defined in the Plan Assets Regulation. For purposes of the Plan Assets Regulation, an equity interest includes any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Under the Plan Assets Regulation, as modified by Section 3(42) of ERISA, equity participation in an entity is not "significant" if less than 25% of the value of each class of equity interests in the entity is held by Benefit Plan Investors, disregarding equity interests held by persons with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates (within the meaning of Section 2510.3-101(f)(3) of the Plan Assets Regulation) thereof (any such person, a "Controlling Person"). For purposes of this so-called "25% test", "Benefit Plan Investors" include: (i) all Plans (but does not include, for example, governmental plans and foreign employee benefit plans) and (ii) any entity whose underlying assets are deemed for purposes of ERISA or the Code to include "plan assets" by reason of such Plan investment in the entity or otherwise for purposes of Section 3(42) of ERISA. The Plan Assets Regulation defines an "operating company" as "an entity that is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital."

As indicated above, if the assets of the Company or of any underlying entities were to be deemed to be "plan assets," then the prohibited transaction restrictions on the operating and administration of the Company, and the duties, obligations and liabilities of ERISA, as discussed above, could apply to transactions entered into by such entities as though such transactions were directly entered into by Plan investors. If a prohibited transaction occurs for which no exemption is available, the transaction may be subject to rescission, and among other things, the Company and any other fiduciary that has engaged in the prohibited transaction could be required: (i) to restore to the Plan any profit realized on the transaction; and (ii) to reimburse the Plan for any losses suffered by the Plan as a result of the investment. In addition, each disqualified per- son (within the meaning of Section 4975 of the Code) involved could, among other things, be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within required periods, to an additional tax (or fine) of 100%. Plan fiduciaries that decide to invest in the Company could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Company or as co-fiduciaries for actions taken by or on behalf of the Company or the Company. With respect to an IRA that invests in the Company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt status.

The application of ERISA (including the corresponding provisions of the Code and other relevant laws) may be complex and dependent upon the particular facts and circumstances of the Company and of each Plan, and it is the responsibility of the appropriate fiduciary of the Plan to ensure that any investment in the Company by such Plan is consistent with all applicable requirements. Each investor, whether or not subject to ERISA or Section 4975 of the Code, should consult its own legal and other advisors regarding the considerations discussed above and all other relevant ERISA and other considerations before purchasing Shares.

Changes in Tax, and Other Laws

Compliance with changes in laws may result in significant unanticipated expenditures. Any changes in laws applicable to the Company's operations can result in significant additional costs and expenses to the Company and/or otherwise materially adversely affect the Company's operations.

Forward-Looking Statements

This Memorandum contains forward-looking statements and descriptions of goals and objectives. Although these forward-looking statements and stated goals and objectives are based upon assumptions and research which the Company believes are reasonable, actual results of operations and achievements may differ materially from the statements, goals and objectives set forth in this Agreement. Prospective investors are cautioned not to place undue reliance on any forward-looking statements or examples included in this Agreement. None the Company or any of their affiliates or principals nor any other individual or entity assumes any obligation to update any forward-looking statements as a result of new information, subsequent events or any other circumstances. Such statements speak only as of the date that they are originally made.

Side Letters

The Company, on behalf of the Company, may from time to time enter into letter agreements or other similar arrangements (collectively, "Side Letters") with one or more Investors that have the effect of establishing rights under, or altering or supplementing the terms of the Company Agreement or any subscription agreement. As a result of such Side Letters, certain Investors may receive additional benefits that other Investors will not receive. The Company on behalf of the Company will not be required to notify any or all of the other Investors of any such Side Letters or any of the rights or terms or provisions thereof, nor will the Company be required to offer such additional or different rights or terms to any or all of the other Investors absent an agreement to do so. The Company, on behalf of the Company, may enter into such Side Letters with any Investor as the Company may determine in its sole and absolute discretion at any time. The other Investors will have no recourse against the Company or any of its affiliates in the event that certain Investors receive additional or different rights or terms as a result of such Side Letters.

No Independent Counsel

Simmons Associates, Ltd. and other counsel (each, "Counsel") represent the Company and its affiliates from time-to-time in a variety of matters. Counsel does not represent any or all of the Investors in connection with the Company. Counsel represents the Company and its affiliates, including with respect to the Company's role in relation to the Company. It is not anticipated that, in connection with the organization or operation of the Company, the Company would have the Company engage counsel separate from counsel to the Company and its affiliates. Any such counsel would not, however, be acting as counsel for the Investors. Furthermore, in the event a conflict of interest or dispute arises between the Board and the Company or any Investor, it will be accepted that Counsel is counsel to the Board and not counsel to the Company or Investors, notwithstanding the fact that, in certain cases, Counsel's fees are paid through or by the Company (and therefore, in effect, by the Investors).

By acquiring Shares in the Company, each Investor will be deemed to have waived any conflict and agreed that Counsel may act for the Company, affiliates of the Company or any or all of them in matters adverse to such Investor and/or the Company.

CERTAIN REGULATORY, TAX AND ERISA CONSIDERATIONS

Securities Act of 1933

The offer and sale of the Shares within the United States will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any other securities law, including state securities or blue-sky laws. Shares will be offered and sold without registration in reliance upon the Securities Act exemption provided by Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering (and generally will be sold in the United States only to "accredited investors," as defined in Rule 501(a) of Regulation D) and in reliance upon exemptions from registration available under applicable laws of non-U.S. jurisdictions in which the Shares are being offered. The Shares will be offered and sold outside the United States to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. Each investor in the Company will be required to make customary private placement representations, including that such investor is acquiring a Share for its own account for investment and not with a view for resale or distribution. An investor who purchases Shares pursuant to Regulation S will be required to represent that such investor is not a U.S. Person as such term is defined in Rule 902 of Regulation S.

Investment Company Act of 1940

The Company will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act") in reliance upon one or more exclusions or exemptions there- from, including, but not limited to, Section 3(c)(7) of the Investment Company Act. The Company will therefore not be subject to the obligations of a registered investment company and investors in the Company will not receive the protections afforded by the Investment Company Act to investors in a registered investment company. Investors' subscription agreements and the Company Agreement will contain certain representations and restrictions on transfer designed to assure that the conditions for the Company's exclusion or exemption from registration under the Investment Company Act will be met and the Company will not make a public offering of the Shares to comply with such conditions.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to an investment in the Company. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations issued thereunder and published administrative rulings (including administrative interpretations and practices expressed in private letter rulings which are binding on the Internal Revenue Service (the "IRS") only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as of the date of this Memorandum. No assurance can be given that future legislation, administrative rulings, court decisions or regulatory action will not modify the summary set forth herein, possibly with retroactive effect. This summary addresses only U.S. federal income tax matters and does not address any other U.S. federal, state, local or non-U.S. tax considerations, including, but not limited to U.S. federal estate and gift tax considerations and the Medicare tax on net investment income, except to the extent discussed below. This summary is necessarily general, and the actual tax consequences for each prospective investor of the purchase and ownership of Shares in the Company will vary depending upon such investor's particular circumstances.

This summary does not consider the specific tax circumstances of any prospective investor and is not in- tended to be applicable to all categories of investors, including those subject to special tax treatment under the Code, such as banks, thrifts, insurance companies, U.S. expatriates, investors subject to the U.S. federal alternative minimum tax, real estate investment trusts, regulated investment companies, governmental investors, private foundations, charitable remainder trusts, dealers in securities, persons who adopt a mark- to-market method of accounting, or investors who hold their Shares as other than capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not discuss the specific tax consequences of any investment that the Company may make. No assurance can be provided that the IRS will not challenge any position set forth in this summary or that the Company may take, or that a court would not sustain any such challenge.

For purposes of this summary, a "U.S. Person" is (i) an individual who is a citizen or a resident of the United States for U.S. federal income tax purposes, (ii) a corporation that is organized in or under the laws of the United States, any state or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that (x) is subject to the supervision of a court within the United States and the control of a U.S. Person as described in Section 7701(a)(30) of the Code or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person. A "U.S. Investor" is an Investor that is a U.S. Person.

This summary does not address tax consequences applicable to partners that are partnerships, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, or to persons who are partners in partnerships that own interests in the Company. If a partnership owns a Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that owns an interest, you should consult your tax advisor with regard to the U.S. federal, state, local and non-U.S. tax consequences to you of such partnership's ownership of a Share.

Each prospective investor is urged to consult his or her tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of Shares in the Company.

General Discussion of Tax Effects

COMPLIANCE WITH ANTI-MONEY LAUNDERING

Rules and Regulations

As part of the Company's responsibility for the prevention of money laundering under the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (the "PATRIOT Act") and similar laws in effect in foreign countries and in response to increased regulatory concerns with respect to the sources of funds used in investments and other activities, the Company may request prospective and existing Investors to provide documentation verifying, among other things, such Investor's identity and the source of funds used to purchase such Investor's Share in the Company. The Company may decline to accept a subscription if this information is not provided or on the basis of such information that is provided. Requests for documentation and additional information may be made at any time during which an Investor holds a Share in the Company. The Board may be required to provide this information, or report the failure to comply with such requests, to appropriate governmental authorities, in certain circumstances without notifying the Investors that the information has been provided.

In addition, each Investor will be required to represent and warrant to the Company, among other things, that (a) the

proposed investment by such prospective Investor will not directly or indirectly contravene U.S. federal, state, international or other laws or regulations, including the PATRIOT Act, (b) no capital contribution to the Company by such prospective Investor will be derived from any illegal or illegitimate activities; (c) such prospective Investor is not a country, territory, person or entity named on a list promulgated by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") prohibiting, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals, nor is such prospective Investor or any of its affiliates a natural person or entity with whom dealings are prohibited under any OFAC regulations; and (d) such prospective Investor is not otherwise prohibited from investing in the Company pursuant to other applicable U.S. anti- money laundering, anti-terrorist and foreign asset control laws, regulations, rules or orders. Each Investor will be required to promptly notify the Company if any of the foregoing will cease to be true with respect to such Investor.

The Company will take such steps as it determines are necessary to comply with applicable law, regulations, orders, directives or special measures. Governmental authorities are continuing to consider appropriate measures to implement at this point and it is unclear what steps the Company may be required to take; however, these steps may include prohibiting an Investor from making further contributions to the Company, depositing distributions to which an Investor would otherwise be entitled into an escrow account or causing the mandatory redemption of an Investor's Share in the Company.

FCPA Considerations

The Company intends to comply with the U.S. Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, the Company may be adversely affected because of its unwillingness to participate in transactions that present undue risk under such laws or regulations.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the United Kingdom has recently significantly expanded the reach of its anti-bribery laws. Despite the Company's efforts to ensure compliance with the FCPA, such efforts may not in all instances prevent violations. In addition, an issuer, seller or other counterparty with which the Company transacts business, or their affiliates may engage in activities that could result in FCPA violations that implicate the Company. Any determination that the Company has violated the FCPA or other applicable anti-corruption laws or anti-bribery laws could subject it to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect the Company's business prospects and/or financial position, as well as the Company's ability to achieve its investment objective and/or conduct its operations.

No IRS Rulings

The Company will not seek rulings from the Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax considerations discussed in this Memorandum. Thus, positions to be taken by the IRS as to tax consequences could differ from the positions taken by the Company.

TAX RETURNS AND REPORTING REQUIREMENTS

Investors are urged to consult their tax advisors with regard to applicable U.S. federal, state, local, and non-U.S. reporting requirements resulting from an investment in the Company.

BACKUP WITHHOLDING

Backup withholding of U.S. federal income tax may apply to distributions made by the Company to Investors who fail to provide the Company with certain identifying information (such as the Investor's tax identification number). U.S. Investors may comply with these identification procedures by providing the Company a duly completed and executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

FOREIGN ACCOUNT TAX COMPLIANCE

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (commonly known as "FATCA") generally impose a new reporting regime and potentially a 30% withholding tax with respect to certain U.S. source income (including dividends and interest) and beginning January 1, 2019, proceeds from the sale or other disposition of property that can produce U.S. source interest or dividends and certain other payments. As a general matter, the new rules are designed to require U.S. Persons' direct and indirect ownership of non-U.S. accounts and non-U.S. entities to be reported to the IRS. The 30% withholding tax regime applies if there is a failure to provide required information regarding U.S. ownership.

Investor will be required to provide the Company with any information required in order to comply with FATCA. Under certain circumstances, investors could be subject to reporting obligations under FATCA, and could be subject to the withholding tax described above, to the extent they do not comply with such requirements. In certain circumstances, the Company also may require a non-compliant investor to withdraw from the Company under disadvantageous terms.

Prospective investors are urged to consult their tax advisors regarding the consequences of FATCA in connection with an investment in the Company.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect the Company and its investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to the Company or its investors will be changed.

IMPORTANCE OF OBTAINING PROFESSIONAL ADVICE

THE FOREGOING SUMMARY IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

<u>Allocation of Company Income and Loss</u>

The Company's Articles and Bylaws provides that the Board will have unilateral authority to amend the provisions of the agreement dealing with allocations of profits and losses for tax purposes, with respect to a tax year ending after the date of any such amendment or for which a Company tax return has not yet been filed, in any manner deemed necessary to comply, with the Code and the regulations-and to promote equitable treatment of the shareholders.

Current Distributions of Common Shares

General

Common Stock:	**50,000,000**
Preferred Stock:	**10,000,000**

The aggregate number of shares of all classes of capital stock which this corporation (the "Corporation") shall have authority to issue is 100,000,000, of which 50,000,000 shall be common stock, par value of $0.001 per share (the "Common Stock"), and 10,000,000 shall be Series A Convertible preferred stock, par value of $0.001 per share (the "Preferred Stock").

The holders of Common Stock and Preferred Stock shall have and possess all rights as shareholders of the Corporation, including such rights as may be granted elsewhere by these Articles of Incorporation below.

Dividends on the Common Stock and Preferred Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully paid and nonassessable. Shareholders of the Corporation do not have a preemptive right to acquire unissued shares of the Corporation's capital stock.

* * * * *

Exempt Organizations - Unrelated Business Taxable Income

The following is a brief summary of the Federal income tax consequences of ownership of Shares by organizations otherwise exempt from taxation (hereinafter "Exempt Organizations").

An Exempt Organization (including an IRA qualified under Section 408 of the Code and a trust forming part of a Keogh: profit-sharing or pension plan qualified under Section 401 of the Code or an organization described in Section 50 1(c) or Section 50 1(d) of the Code) is not subject to Federal income tax except to the extent that it has "unrelated business taxable income." Unrelated business taxable income includes the gross income derived by an exempt organization from any unrelated trade or business regularly carried on by it or by a partnership of which it is a member. Interest and dividends and gains and losses from the sale, exchange or other disposition of property, unless properly includable in inventory or held primarily for sale in the ordinary course of a trade or business, are excluded from the computation of unrelated business taxable income. In computing the unrelated business taxable income of an Exempt Organization, deductions are allowed for expenses, depreciation and similar items that are directly connected with carrying on the unrelated business. In addition, the Code provides a $ 1,000 annual specific deduction except for computation of net operating losses.

Moreover, under Section 514(a) of the Code, an Exempt Organization will be taxed on its allocable share of any income from the Company to the extent that either the Exempt Organization's investment in the Company, or the Company's investment in the asset from which such income is derived, is debt-financed. Such an investment will be debt-financed if the investment is made with the use of borrowed funds, or if reasonably foreseeable that as a result of such investment future borrowings would be necessary to meet anticipated cash requirements.

EXEMPT ORGANIZATIONS SHOULD CONSIDER CAREFULLY WHETHER AN INVESTMENT IN Shares IN THE COMPANY IS AN APPROPRIATE INVESTMENT.

Foreign Shareholders

A Share Holder who is a nonresident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate (a "Foreign Person") generally is not subject to taxation by the United States on United States source capital gains from trading in capital assets for a taxable year, provided that such Foreign Person is not engaged in a trade or business within the United States during its taxable year, and provided further that such Foreign Person, in the case of an individual, does not spend more than 182 days in the United States during its taxable year. A Foreign Person is not subject to United States tax on certain original issue discount and certain interest income from United States sources provided that such Foreign Person is not engaged in a trade or business within the United States during such taxable year. However, a Foreign Person is generally subject to United States tax on United States source dividend income. As explained below, an investment in the Company could cause a Foreign Person to be engaged in a trade or business within the United States for the foregoing purposes if the Company is so engaged. If a Foreign Person is engaged in a trade or business within the United States during a taxable year by reason of owning an Interest, such Foreign Person will be required to file a United States income tax return for such year and pay tax at regular United States rates on its net income which is effectively connected with the trade or business conducted within the United States.

Special Tax Considerations for Non-U.S. Stockholders

The rules governing U.S. income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (non-U.S. stockholders) are complex. The following discussion is intended only as a summary of these rules, as modified by the PATH Act. Non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in our Shares, including any reporting requirements.

Income Effectively Connected with a U.S. Trade or Business

In general, non-U.S. stockholders will be subject to regular U.S. federal income taxation with respect to their investment in our Shares if the income derived therefrom is "effectively connected" with the non-U.S. stockholder's conduct of a trade or business in the United States. A non-U.S. stockholder that is a corporation and receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to a branch profits tax under Section 884 of the Code, which is payable in addition to the regular U.S. federal corporate income tax.

The following discussion will apply to non-U.S. stockholders whose income derived from ownership of our Shares is deemed to be not "effectively connected" with a U.S. trade or business.

Withholding Obligations With Respect to Distributions to Non-U.S. Stockholders

Although tax treaties may reduce our withholding obligations, based on current law, we will generally be required to withhold from distributions to non-U.S. stockholders, and remit to the IRS:
- 35% of designated capital gain dividends or, if greater, 35% of the amount of any dividends that could be designated as capital gain dividends; and
- 30% of ordinary income dividends (i.e., dividends paid out of our earnings and profits).

In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of our earnings and profits will be subject to 30% withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. If the amount of tax we withhold with respect to a distribution to a non-U.S. stockholder exceeds the stockholder's U.S. tax liability with respect to that distribution, the non-U.S. stockholder may file a claim with the IRS for a refund of the excess.

Sale of Our Shares by a Non-U.S. Stockholder

If the gain on the sale of Shares were subject to taxation under FIRPTA, a non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. In addition, distributions that are treated as gain from the disposition of Shares and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-U.S. stockholder that is not entitled to a treaty exemption. Under FIRPTA, the purchaser of our Shares may be required to withhold 10% of the purchase price and remit this amount to the IRS.

Even if not subject to FIRPTA, capital gains will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his or her U.S. source capital gains. Our non-U.S. stockholders should consult their tax advisors concerning the effect, if any, of these Treasury Regulations on an investment in our Shares.

The American Taxpayer Relief Act of 2012, among other things, permanently extended most of the reduced rates for U.S. individuals, estates and trusts with respect to ordinary income, qualified dividends and capital gains that had expired on December 31, 2012. The Act, however, did not extend all of the reduced rates for taxpayers with incomes above a threshold amount. Beginning January 1, 2013, in the case of married couples filing joint returns with taxable income in excess of $450,000, heads of households with taxable income in excess of $425,000 and other individuals with taxable income in excess of $400,000, the maximum rates on ordinary income will be 39.6% (as compared to 35% prior to 2013) and the maximum rates on long-term capital gains and qualified dividend income will be 20% (as compared to 15% prior to 2013).

Under the Health Care and Education Reconciliation Act of 2010, amending the Patient Protection and Affordable Care Act, high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income in tax years beginning after December 31, 2012. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax will be 3.8% of the lesser of the individual's net investment income or the excess of the individual's modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual.

State, Local and Other Taxes

In addition to Federal income taxes, Shareholders may be subject to other taxes, such as state or local income taxes and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions. Each prospective investor should consult its own tax counsel with regard to such state, local and other taxes.

In preparing the foregoing **"TAX CONSIDERATIONS"** the Board has relied upon generally available information, for the foregoing discussion of material tax issues relating to the Federal income tax treatment of the Company and its partners.

Q: Will any distributions I receive be taxable as ordinary income?
A: Yes and no. Generally, distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. We expect that some portion of your distributions may not be subject to tax in the year received because depreciation expense reduces taxable income but does not reduce cash available for distribution. In addition, we may make distributions using offering proceeds. We are not prohibited from using offering proceeds to make distributions by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions, and it is likely that we will use offering proceeds to fund a majority of our initial distributions. The portion of your distribution that is not subject to tax immediately is considered a return of investors' capital for tax purposes and will reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your investment is sold or we are liquidated, at which time you would be taxed at capital gains rates. However, because each investor's tax considerations are different, we suggest that you consult with your tax advisor. You also should review the section of this prospectus entitled "Federal Income Tax Considerations."

* * * * *

The Securities Offered in this Offering
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Share Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $5,000,000. Additionally, we have set a Closing Amount of $20,000,000 between our Combined Offerings under Regulation Crowdfunding, Regulation D 506(c) and S and Regulation A. The minimum investment in this Offering is $100.

Securities Sold Pursuant to Regulation D and A
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) and Regulation A under the 1933 Act at the same time as this Offering (together, the "Combined Offerings").

The Company is offering the Shares to accredited investors on substantially same terms as investors in the Regulation D Offering. The Regulation A offering will not be available until it is qualified by the S.E.C.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder if the Company does not exercise that right.

Dilution
Even once the Shares convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or Shares) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million:
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

OTHER INFORMATION

Bad Actor Disclosure
None

INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on Indiegogo, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Shares. At that point, you will be an investor in the Company.

Regulation CF rules regarding the Offering investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the minimum offering amount has been met;
- The Company is making concurrent offerings under both Regulation A and Regulation D and unless the Company raises at least the minimum amount under the Regulation CF Offering or the minimum amount under the Regulation D or Regulation A offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible Share?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
● If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
● If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let GoFundMe know by emailing. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, Indiegogo/GoFundMe works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to Indiegogo/GoFundMe at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
(1) To the Company that sold the Securities
(2) To an accredited investor
(3) As part of an Offering registered with the SEC (think IPO)
(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

AVAILABLE INFORMATION

We have filed with the SEC an offering statement on Form C under the Securities Act with respect to the common stock offered hereby. This Offering Statement, which constitutes part of the offering statement, does not contain all of the information set forth in the offering statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our Company, please review the offering statement, including exhibits, schedules and reports filed as a part thereof. Statements in this Offering Statement as to the contents of any contract or other document filed as an exhibit to the offering statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the offering statement, each such statement being qualified in all respects by such reference.

A copy of the offering statement and the exhibits and schedules that were filed with the offering statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the offering statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Financial Statements for Year Ended December 31, 2020

**Financial Statements for the
Period Ended December 31, 2020**

C3 Capital, Inc.
8400 East Prentice Avenue
Suite 1360
Denver, Colorado 80111
920-207-0100
admin@C3Bullion.com

C3 CAPITAL, INC.
Financial Statements
BALANCE SHEET
DECEMBER 31, 2020
(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	500

LONG TERM ASSETS:

TOTAL ASSETS:	$	500

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Notes Payable	$	0
Long Term Liabilities		
Notes Payable	$	158,000
TOTAL LIABILITIES:	$	158,000

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, no Shares issued or outstanding–
Common stock, $.001 par value, 50,000,000 Shares authorized,

5,000,000 Shares issued and outstanding	$	5,000
Additional Paid-In Capital	$	(5,000)
Accumulated deficit		(157,500)
Total stockholders' equity	$	(157,500)
Total liabilities and stockholders' equity	$	500

See accompanying notes and independent accountants' review report.

C3 Capital, Inc.
8400 East Prentice Avenue
Suite 1360
Denver, Colorado 80111
920-207-0100
admin@C3Bullion.com

C3 CAPITAL, INC.
Financial Statements
For the Period Ended December 31, 2020
(UNAUDITED)
STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE PERIOD ENDED DECEMBER 31, 2020

Revenues	$	0
Cost of revenues		0
Gross profit		0
Operating expenses		(157,500)
Loss from operations		(157,500)
Other income(expense)		
Other expense		0
Total other expense		0
Net loss before provision (benefit) for income taxes		(157,500)
Provision (benefit) for income taxes		0
Net Loss		(157,500)
Retained earnings – beginning of period		0
Accumulated deficit– end of period	$	(157,500)

See accompanying notes and independent accountants' review report.

C3 Capital, Inc.
8400 East Prentice Avenue
Suite 1360
Denver, Colorado 80111
920-207-0100
info@C3Bullion.com

C3 CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' (DEFICIT) EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2020
(UNAUDITED)

	Common Shares			Paid-in Capital In Excess of Par	Accumulated Deficit/Income	Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at December 31, 2020	5,000,000	$	5,000	$	$	$ 5,000
				$		$
Net Loss					$	$
Balance at December 31, 2020	5,000,000	$	5,000	$	$	$ 5,000

C3 CAPITAL, INC.
Financial Statements
For the Period Ended December 31, 2020
(UNAUDITED) STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2020

Cash flows from operating activities:

Net loss	$	0
Net cash provided by operating activities		
Cash flows from financing activities:		
Board of Directors contribution		0
Net cash provided by financing activities		158,000
Net decrease in cash and cash equivalents		(157,500)
Cash and cash equivalents at beginning of year		0
Cash and cash equivalents at end of year	$	500

See accompanying notes and independent accountants' review report.

C3 CAPITAL, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2020
(UNAUDITED)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

C3 Capital, Inc. doing business as C3Bullion ("C3B"), was incorporated in January of 2020. C3B is an alternative mine finance company with a focus on financing near production gold companies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may have cash balances in excess of federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2020, the Company recognized $0 in advertising costs.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, continued

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- persuasive evidence of an arrangement exists;
- delivery has occurred, or services have been rendered;
- the fee for the arrangement is fixed or determinable; and
- collectability is reasonably assured.

The Company recognizes license and service revenue pursuant to multiple short-term contracts for specific projects. These contracts include certain fixed and variable pricing components. Fixed price components are subject to certain milestones, as defined in the individual contracts, and revenue is recognized once the specific milestone is attained. Variable price components are recognized in the month the Company provides the defined services.

Allowance for Uncollectible Accounts

The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable operator accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its operators and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary at December 31, 2020.

Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment charge was considered necessary at December 31, 2020.

Depreciation expense was $0 for the period ended December 31, 2020.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

Financial Accounting Standards Board of Directors ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange traded instruments and listed equities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Assignments of Promissory Notes

The Notes the Company owns are classified as equity under Financial Accounting Standards Board of Directors ("FASB") Accounting Standards Codification ("ASC") Topic 815-40 "Derivatives and Hedging — Contracts in Entity's Own Equity". The Company allocates the proceeds of the promissory notes based on their relative fair values at the commitment date. The fair value of the financial instruments related to notes associated with promissory notes is determined utilizing the Black-Scholes option pricing model and is recorded as additional paid-in capital. The Company utilized the Black-Scholes option valuation model using the same valuation assumptions as described herein for Stock Based Compensation. The embedded beneficial conversion feature associated with convertible promissory notes is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital in accordance with ASC Topic 470-20 "Debt — Debt with Conversion and Other Options".

Any portion of debt discount resulting from the allocation of proceeds to the financial instruments related to the promissory notes is being amortized over the life of the promissory notes.
Research and Development.

Research and development costs are expensed as incurred. Total expense related to research and development was $0 for the period ended December 31, 2020.

Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final software product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes as of the date the software is released to the public for use. As of December 31, 2020, the Company has capitalized no costs related to internally developed software.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, continued

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740 10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the state of Colorado.

As of the Company's has not yet filed a tax return, the Company has no net operating loss (NOL) for which it may receive future tax benefits. No such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board of Directors ("FASB") issued Accounting Standards Update ("ASU") 2014 09 titled "Revenue from Contracts with Operators." Under this guidance, revenue is recognized when promised goods or services are transferred to operators in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

<u>Note 1 – Nature of Business and Summary of Significant Accounting Policies, continued</u>

In February 2016, the FASB issued ASU 2016-02, *Leases*, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that the updated standard will have on its financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

<u>Subsequent Events</u>

The Company has evaluated subsequent events through December 31, 2020, the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

Note 2 - Stockholders' Equity <u>Common</u>

<u>Shares</u>

The Company has 50,000,000, $0.001 par value, Shares authorized, and 5,000,000 Company issued and outstanding at December 31, 2020. The Company issued 5,000,000 Shares to its Board of Directors at the inception of the Company.

<u>Preferred Stock</u>

The Company has 50,000,000, $.001 par value, Shares authorized and no Shares of preferred issued and outstanding.

*****

C3BULLION

5,000,000 CONVERTIBLE Shares

OFFERING STATEMENT

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL Shares AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The Date of this Offering Statement is March 30, 2021

PART III - INFORMATION NOT REQUIRED IN THE OFFERING STATEMENT

Number	Description of Exhibit

EXHIBIT A: **Articles of Incorporation and Bylaws**

EXHIBIT B: **Trinidad Project and Models**

EXHIBIT C: **Subscription Agreement**

EXHIBIT D: **Investor Deck**

EXHIBIT E: **Investor Questionnaire**

SIGNATURES

Pursuant to the requirements of Regulation CF, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Greenwood Village, Colorado, on the 30th day of March, 2021.

C3BULLION

By:*/s/ Martin Gallon*

_____

Martin Gallon
CEO and Director

This offering statement has been signed by the following person in the capacities indicated on March 30, 2021.

By:*/s/ Chris Werner*

_____

CHRISTOPHER WERNER
CFO, Secretary and Director
(Principal Executive Officer, Principal Accounting Officer and
Principal Financial Officer)